Exhibit 99.12

Indian GAAP Standalone

Independent Auditor’s Report

To the Board of Directors of Infosys Limited

Report on the Financial Statements

We have audited the accompanying financial statements of Infosys Limited (“the Company”), which comprise the Balance Sheet as at 31 March 2014, the Statement of Profit and Loss of the Company for the quarter and year then ended, the Cash Flow Statement of the Company for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation of these financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with the Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956 (‘the Act’) read with the General Circular 15/2013 dated 13 September 2013 of the Ministry of Corporate Affairs in respect of Section 133 of the Companies Act, 2013. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2014;
(ii)	in the case of the Statement of Profit and Loss, of the profit for the quarter and year ended on that date; and
(iii)	in the case of the Cash Flow Statement, of the cash flows for the year ended on that date.

Report on Other Legal and Regulatory Requirements

As required by section 227(3) of the Act, we report that:

a.	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;

b.	in our opinion proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

c.	the Balance Sheet, Statement of Profit and Loss and Cash Flow Statement dealt with by this Report are in agreement with the books of account; and

d.	in our opinion, the Balance Sheet, Statement of Profit and Loss and Cash Flow Statement comply with the Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956 read with the General Circular 15/2013 dated 13 September 2013 of the Ministry of Corporate Affairs in respect of Section 133 of the Companies Act, 2013.

for B S R & Co. LLP
Chartered Accountants
Firm’s Registration Number: 101248W

Akhil Bansal
Partner
Membership Number:090906

Bangalore
15 April 2014

INFOSYS LIMITED

in crore

Balance Sheet as at March 31,	Note	2014	2013
EQUITY AND LIABILITIES
SHAREHOLDERS' FUNDS
Share capital	2.1	286	287
Reserves and surplus	2.2	41,806	35,772
		42,092	36,059
NON-CURRENT LIABILITIES
Deferred tax liabilities (net)	2.3	–	56
Other long-term liabilities	2.4	364	120
		364	176
CURRENT LIABILITIES
Trade payables	2.5	68	178
Other current liabilities	2.6	4,071	2,827
Short-term provisions	2.7	6,117	3,788
		10,256	6,793
		52,712	43,028
ASSETS
NON-CURRENT ASSETS
Fixed assets
Tangible assets	2.8	5,719	4,425
Intangible assets	2.8	13	28
Capital work-in-progress		954	1,135
		6,686	5,588
Non-current investments	2.10	3,968	2,764
Deferred tax assets (net)	2.3	542	378
Long-term loans and advances	2.11	2,227	1,529
Other non-current assets	2.12	52	31
		13,475	10,290
CURRENT ASSETS
Current investments	2.10	2,749	1,580
Trade receivables	2.13	7,336	6,365
Cash and cash equivalents	2.14	24,100	20,401
Short-term loans and advances	2.15	5,052	4,392
		39,237	32,738
		52,712	43,028
SIGNIFICANT ACCOUNTING POLICIES	1

As per our report of even date attached

for B S R & Co. LLP	for Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W

Akhil Bansal Partner Membership No. 090906	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K.V.Kamath Director

	R.Seshasayee Director	Dr. Omkar Goswami Director	Prof. Jeffrey S. Lehman Director	Ravi Venkatesan Director

	Kiran Mazumdar –Shaw Director	Srinath Batni Director	B. G. Srinivas Director	U.B.Pravin Rao Director

Bangalore April 15, 2014	Rajiv Bansal Chief Financial Officer	Parvatheesam K Chief Risk Officer and Company Secretary

INFOSYS LIMITED

in crore

Statement of Profit and Loss for the	Note	Quarter ended March 31,		Year ended March 31,
		2014	2013	2014	2013
Income from software services and products	2.16	11,366	9,329	44,341	36,765
Other income	2.17	802	647	2,576	2,215
Total revenue		12,168	9,976	46,917	38,980
Expenses
Employee benefit expenses	2.18	6,053	5,199	24,350	19,932
Deferred consideration pertaining to acquisition	2.10.1	59	50	228	85
Cost of technical sub-contractors	2.18	640	524	2,596	1,731
Travel expenses	2.18	285	270	1,287	1,281
Cost of software packages and others	2.18	305	182	920	734
Communication expenses	2.18	85	70	329	289
Professional charges		136	117	474	504
Depreciation and amortisation expense	2.8	309	256	1,101	956
Other expenses	2.18	409	286	1,630	1,194
Total expenses		8,281	6,954	32,915	26,706
PROFIT BEFORE EXCEPTIONAL ITEM AND TAX		3,887	3,022	14,002	12,274
Dividend income	2.36	–	–	–	83
PROFIT BEFORE TAX		3,887	3,022	14,002	12,357
Tax expense:
Current tax	2.19	1,080	738	4,063	3,361
Deferred tax	2.19	(76)	(21)	(255)	(120)
PROFIT FOR THE PERIOD		2,883	2,305	10,194	9,116
EARNINGS PER EQUITY SHARE
Equity shares of par value 5/- each
Before Exceptional item
Basic		50.44	40.14	178.39	157.55
Diluted		50.44	40.14	178.39	157.55
After Exceptional item
Basic		50.44	40.14	178.39	158.76
Diluted		50.44	40.14	178.39	158.76
Number of shares used in computing earnings per share	2.32
Basic		57,14,02,566	57,42,36,166	57,14,02,566	57,42,32,838
Diluted		57,14,02,566	57,42,36,166	57,14,02,566	57,42,33,691
SIGNIFICANT ACCOUNTING POLICIES	1

As per our report of even date attached

for B S R & Co. LLP	for Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W

Akhil Bansal Partner Membership No. 090906	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K.V.Kamath Director

	R.Seshasayee Director	Dr. Omkar Goswami Director	Prof. Jeffrey S. Lehman Director	Ravi Venkatesan Director

	Kiran Mazumdar –Shaw Director	Srinath Batni Director	B. G. Srinivas Director	U.B.Pravin Rao Director

Bangalore April 15, 2014	Rajiv Bansal Chief Financial Officer	Parvatheesam K Chief Risk Officer and Company Secretary

INFOSYS LIMITED

in crore

Cash Flow Statement for the		Year ended March 31,
		2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax and exceptional item		14,002	12,274
Adjustments to reconcile profit before tax to cash generated by operating activities
Depreciation and amortisation expense		1,101	956
Payable for acquisition of business		228	85
Profit on sale of assets		(1)	–
Interest and dividend income		(2,272)	(1,931)
Effect of exchange differences on translation of assets and liabilities		26	15
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(34)	(45)
Changes in assets and liabilities
Trade receivables		(971)	(961)
Loans and advances and other assets		(844)	(997)
Liabilities and provisions		1,542	690
		12,777	10,086
Income taxes paid		(3,629)	(3,144)
NET CASH GENERATED BY OPERATING ACTIVITIES		9,148	6,942
CASH FLOWS FROM INVESTING ACTIVITIES
Payment towards capital expenditure		(2,490)	(1,852)
Proceeds from sale of fixed assets		2	5
Investments in subsidiaries		(2)	(1,384)
Investment in fixed maturity plan securities		(100)	–
Investment in mutual fund units		(21,262)	(21,178)
Disposal of liquid mutual fund units		20,986	19,606
Investment in certificates of deposit		(1,233)	–
Redemption of certificates of deposit		450	336
Investment in tax free bonds		(927)	(308)
Interest and dividend received		2,269	1,868
CASH FLOWS FROM INVESTING ACTIVITIES BEFORE EXCEPTIONAL ITEM		(2,307)	(2,907)
Dividend received		–	83
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES		(2,307)	(2,824)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		–	1
Loan given to subsidiary		(33)	(184)
Dividends paid		(2,686)	(2,698)
Dividend tax paid		(458)	(438)
NET CASH USED IN FINANCING ACTIVITIES		(3,177)	(3,319)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		34	45
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		3,698	844
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD (includes 1 crore bank balances arising on consolidation of trust)		20,402	19,557
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		24,100	20,401
SIGNIFICANT ACCOUNTING POLICIES	1

As per our report of even date attached

for B S R & Co. LLP	for Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W

Akhil Bansal Partner Membership No. 090906	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K.V.Kamath Director

	R.Seshasayee Director	Dr. Omkar Goswami Director	Prof. Jeffrey S. Lehman Director	Ravi Venkatesan Director

	Kiran Mazumdar –Shaw Director	Srinath Batni Director	B. G. Srinivas Director	U.B.Pravin Rao Director

Bangalore April 15, 2014	Rajiv Bansal Chief Financial Officer	Parvatheesam K Chief Risk Officer and Company Secretary

Significant accounting policies

Company overview

Infosys Limited ('Infosys' or 'the Company') along with its controlled trust, Infosys Science Foundation, majority-owned and controlled subsidiary, Infosys BPO Limited and its controlled subsidiaries ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB. ('Infosys Sweden'), Infosys Tecnologia DO Brasil LTDA. ('Infosys Brasil'), Infosys Public Services, Inc, USA ('Infosys Public Services'), Infosys Consulting India Limited, Infosys Americas Inc., (Infosys Americas), Edgeverve Systems Limited (Edgeverve), Infosys Technologies (Shanghai) Company Limited ('Infosys Shanghai') and Lodestone Holding AG and its controlled subsidiaries ('Infosys Lodestone') is a leading global services corporation. The Company provides business consulting, technology, engineering and outsourcing services to help clients build tomorrow's enterprise. In addition, the Company offers software products and platforms.

1 Significant accounting policies

1.1 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 2013 (to the extent notified) and the Companies Act, 1956 (to the extent applicable) and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed tangible assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

1.3 Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion method. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of indirect taxes in its statement of profit and loss.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5 Post-sales client support and warranties

The Company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in statement of profit and loss. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

1.6 Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7 Tangible assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises of the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

1.8 Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for 5,000/- or less) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Office equipment	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

1.9 Impairment

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.10 Retirement benefits to employees

a Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The Company recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the statement of profit and loss in the period in which they arise.

b Superannuation

Certain employees of Infosys are also participants in the superannuation plan ('the Plan') which is a defined contribution plan. The Company has no obligations to the Plan beyond its monthly contributions.

c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a part of the contributions to the Infosys Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

d Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.11 Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

1.12 Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of profit and loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

1.13 Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the statement of profit and loss. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the statement of profit and loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the statement of profit and loss. Currently hedges undertaken by the Company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the statement of profit and loss at each reporting date.

1.14 Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to statement of profit and loss are credited to the share premium account.

1.15 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.16 Investments

Trade investments are the investments made to enhance the Company’s business interests. Investments are either classified as current or long-term based on Management’s intention. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.17 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.18 Cash flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

1.19 Leases

Lease under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in the statement of profit and loss over the lease term.

2 NOTES TO ACCOUNTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2014

Amounts in the financial statements are presented in crore, except for per share data and as otherwise stated. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period figures have been regrouped/reclassified, wherever necessary to conform to the current period presentation.

2.1 SHARE CAPITAL

in crore, except as otherwise stated

Particulars	As at March 31,
	2014	2013
Authorized
Equity shares, 5/- par value
60,00,00,000 (60,00,00,000) equity shares	300	300
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	286	287
57,14,02,566 (57,42,36,166) equity shares fully paid-up
	286	287

Forfeited shares amounted to 1,500/- (1,500/-)

(1) Refer to note 2.32 for details of basic and diluted shares

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

During the year ended March 31, 2013, the amount of per share dividend recognized as distributions to equity shareholders was 42/-. The dividend for the year ended March 31, 2013 includes 27/- per share of final dividend. The total dividend appropriation amounted to 2,815 crore including corporate dividend tax of 403 crore.

The Board of Directors, in their meeting on October 11, 2013 declared an interim dividend of 20/- per equity share. Further the Board of directors, in their meeting on April 15, 2014 proposed a final dividend of 43 per equity share. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 14, 2014. The total dividend appropriation for the year ended March 31, 2014 amounted to 4,227 crore (net of interim dividend paid to consolidated trust) including corporate dividend tax of 615 crore.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. However, no such preferential amounts exist currently. The distribution will be in proportion to the number of equity shares held by the shareholders.

The details of shareholder holding more than 5% shares as at March 31, 2014 and March 31, 2013 are set out below :

Name of the shareholder	As at March 31, 2014		As at March 31, 2013
	No. of shares	% held	No. of shares	% held
Life Insurance Corporation of India (1)	1,86,56,581	3.25%	3,42,33,932	5.96%
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	9,24,70,660	16.10%	7,08,83,217	12.34%

(1) includes all schemes under their management

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2014 and March 31, 2013 is set out below:

Particulars	As at March 31, 2014		As at March 31, 2013
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning of the period	57,42,36,166	287	57,42,30,001	287
Add: Shares issued on exercise of employee stock options	–	–	6,165	–
Less : Treasury shares	28,33,600	1	–	–
Number of shares at the end of the period	57,14,02,566	286	57,42,36,166	287

Stock option plans

The Company had two Stock Option Plans.

1998 Stock Option Plan ('the 1998 Plan')

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. The 1998 Plan is administered by a compensation committee, all of whom are independent members of the Board of Directors and through the Infosys Limited Employees’ Welfare Trust (the Trust). All options had been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan ('the 1999 Plan')

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The 1999 Plan is administered by a compensation committee, all of whom are independent members of the Board of Directors and through the Trust. Options were issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on September 11, 2009, and consequently no further shares will be issued to employees under this plan.

There were no share options outstanding and exercisable as of March 31, 2014 and March 31, 2013.

There was no activity in the 1998 Plan during the quarter and year ended March 31, 2013 and in the 1999 Plan during the quarter ended March 31, 2013. The activity in the 1999 Plan during the year ended March 31, 2013 is set out below:

Particulars	Year ended March 31, 2013
The 1999 Plan :
Options outstanding, beginning of the period	11,683
Less: Exercised	6,165
Forfeited	5,518
Options outstanding, end of the period	–
Options exercisable, end of the period	–

The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2013 was 2,374/-

2.2 RESERVES AND SURPLUS

in crore

Particulars	As at March 31,
	2014	2013
Capital reserve - Opening balance	54	54
Add: Transferred from Surplus	–	–
	54	54
Securities premium account - Opening balance	3,065	3,064
Add: Reserves on consolidation of trust	4	–
Add: Receipts on exercise of employee stock options	–	1
	3,069	3,065
General reserve - Opening balance	7,270	6,359
Add: Transferred from Surplus	1,021	911
	8,291	7,270
Surplus - Opening balance	25,383	19,993
Add: Net profit after tax transferred from Statement of Profit and Loss	10,194	9,116
Reserves on consolidation of trust	50	–
Dividend eliminated on consolidation of trust	7	–
Reserves on transfer of assets and liabilities of Infosys Consulting India Limited (refer to note 2.26)	6	–
Amount available for appropriation	35,640	29,109
Appropriations:
Interim dividend*	1,143	862
Final dividend	2,469	1,550
Total dividend	3,612	2,412
Dividend tax	615	403
Amount transferred to general reserve	1,021	911
Surplus- Closing Balance	30,392	25,383
	41,806	35,772
*Net of elimination of 6 crore on consolidation of trust

2.3 DEFERRED TAXES

in crore

Particulars	As at March 31,
	2014	2013
Deferred tax assets
Fixed assets	356	329
Trade receivables	44	18
Unavailed leave	249	133
Computer software	50	45
Accrued compensation to employees	31	29
Post sales client support	98	67
Others	17	19
	845	640
Deferred tax liabilities
Intangible assets	–	3
Branch profit tax	303	315
	303	318

Deferred tax assets after set off	542	378
Deferred tax liabilities after set off	–	56

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at March 31, 2014 and March 31, 2013, the Company has provided for branch profit tax of 303 crore and 315 crore, respectively, for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. The change in provision for branch profit tax includes 35 crore movement on account of exchange rate during the year ended March 31, 2014.

2.4 OTHER LONG-TERM LIABILITIES

in crore

Particulars	As at March 31,
	2014	2013
Others
Gratuity obligation - unamortised amount relating to plan amendment (refer to note 2.29)	7	11
Payable for acquisition of business (refer to note 2.10.1)	330	82
Rental deposits received from subsidiary (refer to note 2.25)	27	27
	364	120

2.5 TRADE PAYABLES

in crore

Particulars	As at March 31,
	2014	2013
Trade payables	68	178
	68	178
Includes dues to subsidiaries (refer to note 2.25)	30	82

2.6 OTHER CURRENT LIABILITIES

in crore

Particulars	As at March 31,
	2014	2013
Accrued salaries and benefits
Salaries and benefits	503	79
Bonus and incentives	669	389
Other liabilities
Provision for expenses (1)	1,296	914
Retention monies	72	69
Withholding and other taxes payable	834	587
Gratuity obligation - unamortised amount relating to plan amendment, current (refer to note 2.29)	4	4
Other payables (2)	63	36
Advances received from clients	21	20
Unearned revenue	606	726
Unpaid dividends	3	3
	4,071	2,827
(1) Includes dues to subsidiaries (refer to note 2.25)	8	34
(2) Includes dues to subsidiaries (refer to note 2.25)	3	33

2.7 SHORT-TERM PROVISIONS

in crore

Particulars	As at March 31,
	2014	2013
Provision for employee benefits
Unavailed leave	798	502
Others
Proposed dividend	2,469	1,550
Provision for
Tax on dividend	420	263
Income taxes (net of advance tax and TDS)	2,105	1,274
Post-sales client support and warranties and other provisions	325	199
	6,117	3,788

Provision for post-sales client support and warranties and other provisions

The movement in the provision for post-sales client support and warranties and other provisions is as follows :

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Balance at the beginning	260	200	199	123
Provision recognized / (reversal)	78	7	124	79
Provision utilised	–	–	–	–
Exchange difference during the period	(13)	(8)	2	(3)
Balance at the end	325	199	325	199

Provision for post-sales client support and other provisions are expected to be utilized over a period of 6 months to 1 year.

2.8 FIXED ASSETS

in crore, except as otherwise stated

Particulars	Original cost				Depreciation and amortization				Net book value
	As at April 1, 2013	Additions/ Adjustments during the year	Deductions/ Retirement during the year	As at March 31, 2014	As at April 1, 2013	For the year	Deductions/ Adjustments during the year	As at March 31, 2014	As at March 31, 2014	As at March 31, 2013
Tangible assets :
Land : Free-hold	492	290	1	781	–	–	–	–	781	492
Leasehold	348	1	–	349	–	–	–	–	349	348
Buildings (1)(2)	4,053	825	–	4,878	1,467	287	–	1,754	3,124	2,586
Plant and equipment (2)	779	312	1	1,090	547	125	1	671	419	232
Office equipment (2)	276	117	–	393	159	56	–	215	178	117
Computer equipment (2)(3)	1,525	672	19	2,178	1,053	520	19	1,554	624	472
Furniture and fixtures (2)	518	161	–	679	345	96	–	441	238	173
Vehicles	10	3	–	13	5	2	–	7	6	5
	8,001	2,381	21	10,361	3,576	1,086	20	4,642	5,719	4,425
Intangible assets :
Intellectual property rights	59	–	–	59	31	15	–	46	13	28
	59	–	–	59	31	15	–	46	13	28
Total	8,060	2,381	21	10,420	3,607	1,101	20	4,688	5,732	4,453
Previous year (4)	7,173	1,422	535	8,060	3,112	956	461	3,607	4,453

Notes:	(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
	(2)	Includes certain assets provided on cancellable operating lease to Infosys BPO, a subsidiary
	(3)	Includes computer equipment having gross book value of 1 crore (net book value Nil) transferred from Infosys Consulting India Limited ( Refer note 2.26)
	(4)	During the year ended March 31, 2014 and March 31, 2013, certain assets which were old and not in use having gross book value of Nil and 521 crore respectively (net book value Nil) were retired.

Profit / (loss) on disposal of fixed assets during the quarter and year ended March 31, 2014 is less than 1 crore and 1 crore and for the quarter and year ended March 31, 2013 is less than 1crore each.

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of some of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase. These amounts are disclosed as 'Land - leasehold' under 'Tangible assets' in the financial statements.

Tangible assets provided on operating lease to Infosys BPO, a subsidiary company, as at March 31, 2014 and March 31, 2013 are as follows:

in crore

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	49	32	17
	61	34	27
Plant	1	–	1
	–	–	–

The aggregate depreciation charged on the above assets during the quarter and year ended March 31, 2014 amounted to less than 1 crore and 3 crore respectively (1 crore and 4 crore respectively for the quarter and year ended March 31, 2013 respectively).

The rental income from Infosys BPO for the quarter and year ended March 31, 2014 amounted to 4 crore and 17 crore respectively (6 crore and 17 crore for the quarter and year ended March 31, 2013 respectively).

2.9 LEASES

Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and the maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Lease rentals recognized during the period	43	40	177	148

in crore

Lease obligations payable	As at March 31,
	2014	2013
Within one year of the balance sheet date	125	118
Due in a period between one year and five years	314	272
Due after five years	218	61

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.10 INVESTMENTS

in crore, except as otherwise stated

Particulars	As at March 31,
	2014	2013
Non-current investments
Long term investments - at cost
Trade (unquoted)
Investments in equity instruments of subsidiaries
Infosys BPO Limited
3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid	659	659
Infosys Technologies (China) Co. Limited	107	107
Infosys Technologies (Australia) Pty Limited
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid	66	66
Infosys Technologies, S. de R.L. de C.V., Mexico
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up	65	65
Infosys Technologies (Sweden) AB
1,000 (1,000) equity shares of SEK 100 par value, fully paid	–	–
Infosys Technologia DO Brasil LTDA
4,00,00,000 (4,00,00,000) shares of BRL 1.00 par value, fully paid	109	109
Infosys Technologies (Shanghai) Company Limited	234	234
Infosys Consulting India Limited
Nil (10,00,000) equity shares of 10/- each, fully paid	–	1
Infosys Public Services, Inc (refer to note 2.25)
3,50,00,000 (1,00,00,000) shares of USD 0.50 par value, fully paid	99	24
Lodestone Holding AG (refer to note 2.10.1 and 2.25)
23,350 (3,350) - Class A shares of CHF 1,000 each and 29,400 (29,400) - Class B Shares of CHF 100 each, fully paid up	1,323	1,187
Infosys Americas Inc	1	–
10,000 (Nil) shares of USD 10 per share, fully paid up
Edgeverve Systems Limited (refer to note 2.10.2 and 2.25)	1	–
10,00,000 (Nil) equity shares of 10/- each, fully paid
	2,664	2,452
Others (unquoted) (refer to note 2.10.3)
Investments in equity instruments	6	6
Less: Provision for investments	2	2
	4	4
Others (quoted)
Investments in tax free bonds (refer to note 2.10.4)	1,300	308
	1,300	308
Total Non-current investments	3,968	2,764
Current portion of Long term investments
Quoted
Fixed Maturity Plans (refer to note 2.10.5)	100	–
	100	–
Current investments – at the lower of cost and fair value
Other current investments
Unquoted
Liquid mutual fund units (refer to note 2.10.6)	1,866	1,580
Certificates of deposit (refer to note 2.10.6)	783	–
	2,649	1,580
Total Current investments	2,749	1,580
Total Investments	6,717	4,344
Aggregate amount of quoted investments excluding interest accrued but not due of 48 crore included under Note 2.15 Short term Loans and advances	1,400	308
Market value of quoted investments	1,344	317
Aggregate amount of unquoted investments	5,319	4,038
Aggregate amount of provision made for non-current unquoted investments	2	2

2.10.1 Investment in Lodestone Holding AG

On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of 1,187 crore and a deferred consideration of upto 608 crore.

The deferred consideration is payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years. The investment in Lodestone has been recorded at the acquisition cost and the deferred consideration is being recognised on a proportionate basis over a period of three years from the date of acquisition. An amount of 59 crore and 50 crore, representing the proportionate charge of the deferred consideration has been recognised as an expense during the quarter ended March 31, 2014 and quarter ended March 31, 2013 respectively and 228 crore and 85 crore for the year ended March 31, 2014 and March 31, 2013.

2.10.2 Investment in Edgeverve Systems Limited

On February 14, 2014, Infosys incorporated a wholly owned subsidiary called Edgeverve Systems Limited (Edgeverve). Edgeverve would focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with Egdeverve, subject to securing the requisite approval from shareholders in the ensuing Annual General Meeting scheduled on June 14, 2014.

2.10.3 Details of Investments

The details of non-current other investments in equity instruments as at March 31, 2014 and March 31, 2013 are as follows:

in crore

Particulars	As at March 31,
	2014	2013
OnMobile Systems Inc., (formerly Onscan Inc.) USA
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid, par value USD 0.001 each	4	4
Merasport Technologies Private Limited
2,420 (2,420) equity shares at 8,052/- each, fully paid, par value 10/- each	2	2
Global Innovation and Technology Alliance
5,000 (5,000) equity shares at 1,000/- each, fully paid, par value 1,000/- each	–	–
	6	6
Less: Provision for investment	2	2
	4	4

2.10.4 Details of Investments in tax free bonds

The balances held in tax free bonds as at March 31, 2014 and March 31, 2013 is as follows:

in crore

Particulars	Face Value	As at March 31, 2014		As at March 31, 2013
		Units	Amount	Units	Amount
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/-	20,00,000	201	–	–
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/-	21,00,000	211	20,00,000	201
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000/-	2,00,000	21	–	–
8.26% India Infrastructure Finance Company Limited Bonds 23AUG28	10,00,000/-	1,000	100	–	–
8.30% National Highways Authority of India Bonds 25JAN2027	1,000/-	5,00,000	53	5,00,000	53
8.35% National Highways Authority of India Bonds 22NOV2023	10,00,000/-	1,500	150	–	–
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000/-	2,000	200	–	–
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000/-	1,500	150	–	–
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000/-	450	45	–	–
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000/-	5,00,000	50	–	–
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/-	5,00,000	54	5,00,000	54
8.20% Power Finance Corporation Limited Bonds 2022	1,000/-	5,00,000	50	–	–
8.00% Indian Railway Finance Corporation Limited Bonds 2022	1,000/-	1,50,000	15	–	–
		64,56,450	1,300	30,00,000	308

2.10.5 Details of Investments in Fixed Maturity Plans

The balances held in Fixed Maturity Plans as at March 31, 2014 is as follows:

in crore

Particulars	Units	Amount
UTI - Fixed Term Income Fund Series - XVII –XIII	2,50,00,000	25
HDFC Fixed Maturity Plans - Series 29	2,50,00,000	25
DSP BlackRock FMP Series 146 12M - Dir - Growth	2,50,00,000	25
DSP Black Rock FMP Series 151 12M - Dir - Growth	2,50,00,000	25
	10,00,00,000	100

There were no balances held in Fixed Maturity Plans as at March 31, 2013.

2.10.6 Details of Investments in liquid mutual fund units and certificate of deposits

The balances held in liquid mutual fund units as at March 31, 2014 is as follows:

in crore

Particulars	Units	Amount
SBI Premier Liquid Fund - Direct Plan - Daily Dividend Reinvestment	14,96,454	150
IDFC Cash Fund Daily Dividend - Direct Plan	23,95,149	240
Tata Liquid Fund Direct Plan - Daily Dividend	24,61,026	274
HDFC Liquid Fund-Direct Plan- Daily Dividend Reinvestment	33,44,09,159	341
Religare Invesco Liquid Fund-Direct Plan Daily Dividend	12,704	1
Reliance Liquidity Fund-Direct Plan Daily Dividend Reinvestment Option	35,45,234	355
L & T Liquid Fund Direct Plan - Daily Dividend Reinvestment	14,82,628	150
UTI Liquid Cash Plan - Institutional - Direct Plan - Daily Dividend Reinvestment	11,78,546	120
Birla Sun Life Floating Rate Fund-STP-DD-Direct Reinvestment	2,34,93,259	235
	37,04,74,159	1,866

The balances held in certificate of deposits as at March 31, 2014 is as follows:

Particulars	Face value	Units	Amount
Oriental Bank of Commerce	100,000/-	48,500	454
IDBI Bank Limited	100,000/-	10,000	93
Corporation Bank	100,000/-	8,000	75
Union Bank of India	100,000/-	5,000	46
Indian Overseas Bank	100,000/-	5,000	46
HDFC Bank	100,000/-	5,000	46
Vijaya	100,000/-	2,500	23
		84,000	783

The balances held in liquid mutual fund units as at March 31, 2013 is as follows:

in crore

Particulars	Units	Amount
Tata Floater Fund Plan A -Daily Dividend - Direct Plan	24,10,062	242
Kotak Liquid Scheme Plan A- Daily Dividend - Direct Plan	2,77,271	34
Birla Sun Life Savings Fund-Daily Dividend Reinvestment - Direct Plan	4,10,12,872	410
ICICI Prudential Flexible Income - Daily Dividend - Direct Plan	1,22,52,481	130
UTI Treasury Advantage Fund - Institutional Plan - Daily Dividend - Direct Plan	58,42,445	584
DWS Ultra Short Term Fund -Institutional Plan-Daily Dividend - Direct Plan	17,99,62,153	180
	24,17,57,284	1,580

There were no balances held in certificates of deposit as at March 31, 2013.

2.11 LONG-TERM LOANS AND ADVANCES

in crore

Particulars	As at March 31,
	2014	2013
Unsecured, considered good
Capital advances	687	439
Electricity and other deposits	59	28
Rental deposits (1)	48	29
Other loans and advances
Advance income taxes (net of provisions)	1,417	1,019
Prepaid expenses	10	8
Loans and advances to employees
Housing and other loans	6	6
	2,227	1,529
(1) Includes deposits with subsidiaries (refer to note 2.25)	21	–

2.12 OTHER NON-CURRENT ASSETS

in crore

Particulars	As at March 31,
	2014	2013
Others
Restricted deposits (refer to note 2.33)	43	–
Advance to gratuity trust (refer to note 2.29)	9	31
	52	31

2.13 TRADE RECEIVABLES (1)

in crore

Particulars	As at March 31,
	2014	2013
Debts outstanding for a period exceeding six months
Unsecured
Considered doubtful	135	61
Less: Provision for doubtful debts	135	61
	–	–
Other debts
Unsecured
Considered good (2)	7,336	6,365
Considered doubtful	61	24
	7,397	6,389
Less: Provision for doubtful debts	61	24
	7,336	6,365
	7,336	6,365
(1) Includes dues from companies where directors are interested	117	21
(2) Includes dues from subsidiaries (refer to note 2.25)	129	204

Provision for doubtful debts

Periodically, the Company evaluates all customer dues to the Company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer’s ability to settle. The Company normally provides for debtor dues outstanding for six months or longer from the invoice date, as at the Balance Sheet date. The Company pursues the recovery of the dues, in part or full.

2.14 CASH AND CASH EQUIVALENTS

in crore

Particulars	As at March 31,
	2014	2013
Cash on hand	–	–
Balances with banks
In current and deposit accounts	20,600	17,401
Others
Deposits with financial institutions	3,500	3,000
	24,100	20,401
Balances with banks in unpaid dividend accounts	3	3
Deposit accounts with more than 12 months maturity	182	181
Balances with banks held as margin money deposits against guarantees	200	189

Cash and cash equivalents as of March 31, 2014 and March 31, 2013 include restricted cash and bank balances of 203 crore and 192 crore, respectively. The restrictions are primarily on account of cash and bank balances held as margin money deposits against guarantees and unclaimed dividends.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:

in crore

Particulars	As at March 31,
	2014	2013
In current accounts
ANZ Bank, Taiwan	1	1
Bank of America, USA	632	751
Citibank NA, Australia	75	131
Citibank NA, Dubai	–	4
Citibank NA, India	2	13
Citibank NA, EEFC (U.S. Dollar account)	–	110
Citibank NA, Japan	11	16
Citibank NA, New Zealand	2	1
Citibank NA, South Africa	1	1
Citibank NA, Thailand	1	1
Deutsche Bank, India	7	10
Deutsche Bank-EEFC (Euro account)	8	21
Deutsche Bank-EEFC (GBP account)	11	–
Deutsche Bank-EEFC (AUD account)	8	–
Deutsche Bank-EEFC (U.S. Dollar account)	63	64
Deutsche Bank, Belgium	12	10
Deutsche Bank, France	5	5
Deutsche Bank, Germany	33	14
Deutsche Bank, Netherlands	16	10
Deutsche Bank, Russia	1	2
Deutsche Bank, Russia (U.S. Dollar account)	13	–
Deutsche Bank, Singapore	10	1
Deutsche Bank, Spain	3	2
Deutsche Bank, Switzerland	3	1
Deutsche Bank, Switzerland (U.S. Dollar account)	2	–
Deutsche Bank, UK	73	69
Deutsche Bank-EEFC (Swiss Franc account)	1	2
HSBC, Hong Kong	2	–
ICICI Bank, India	31	44
ICICI Bank-EEFC (U.S. Dollar account)	8	9
Nordbanken, Sweden	13	2
Punjab National Bank, India	3	3
RBS, Denmark	–	1
Royal Bank of Canada, Canada	22	15
State Bank of India	9	–
The Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	–	1
	1,082	1,315

in crore

Particulars	As at March 31,
	2014	2013
In deposit accounts
Allahabad Bank	931	275
Andhra Bank	753	704
Axis Bank	1,000	1,000
Bank of Baroda	2,125	1,919
Bank of India	2,461	1,891
Canara Bank	2,046	1,891
Central Bank of India	1,500	1,262
Corporation Bank	1,054	699
Federal Bank	–	25
ICICI Bank	2,976	2,499
IDBI Bank	1,650	995
Indusind Bank	25	–
ING Vysya Bank	200	88
Indian Overseas Bank	700	441
Jammu and Kashmir Bank	25	25
Kotak Mahindra Bank	25	200
Oriental Bank of Commerce	86	750
Ratnakar Bank	–	5
State Bank of Hyderabad	–	700
South Indian Bank	–	25
Syndicate Bank	783	–
Vijaya Bank	775	300
Yes Bank	200	200
	19,315	15,894
In unpaid dividend accounts
HDFC Bank - Unclaimed dividend account	1	1
ICICI bank - Unclaimed dividend account	2	2
	3	3
In margin money deposits against guarantees
Canara Bank	142	130
ICICI Bank	–	1
State Bank of India	58	58
	200	189
Deposits with financial institutions
HDFC Limited	3,500	3,000
	3,500	3,000
Total cash and cash equivalents as per Balance Sheet	24,100	20,401

2.15 SHORT-TERM LOANS AND ADVANCES

in crore

Particulars	As at March 31,
	2014	2013
Unsecured, considered good
Loans to subsidiary (refer to note 2.25)	36	184
Others
Advances
Prepaid expenses	98	57
For supply of goods and rendering of services	72	46
Withholding and other taxes receivable	987	732
Others (1)	20	12
	1,213	1,031
Restricted deposits (refer to note 2.33)	934	724
Unbilled revenues (2)	2,392	2,217
Interest accrued but not due	92	91
Loans and advances to employees
Housing and other loans	64	62
Salary advances	127	125
Electricity and other deposits	8	31
Mark-to-market forward and options contracts	217	88
Rental deposits(3)	5	23
	5,052	4,392
Unsecured, considered doubtful
Loans and advances to employees	6	6
	5,058	4,398
Less: Provision for doubtful loans and advances to employees	6	6
	5,052	4,392
(1) Includes dues from subsidiaries (refer to note 2.25)	13	10
(2) Includes dues from subsidiaries (refer to note 2.25)	–	5
(3) Includes deposits with subsidiaries (refer to note 2.25)	–	21

2.16 INCOME FROM SOFTWARE SERVICES AND PRODUCTS

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Income from software services	10,929	8,912	42,531	35,163
Income from software products	437	417	1,810	1,602
	11,366	9,329	44,341	36,765

2.17 OTHER INCOME

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Interest received on deposits with banks and others	581	474	2,135	1,714
Dividend received on investment in mutual fund units	29	48	137	217
Miscellaneous income, net	6	9	26	27
Gains / (losses) on foreign currency, net	186	116	278	257
	802	647	2,576	2,215

2.18 EXPENSES

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Employee benefit expenses
Salaries and bonus including overseas staff expenses	5,861	5,101	23,852	19,523
Contribution to provident and other funds	168	90	432	378
Staff welfare	24	8	66	31
	6,053	5,199	24,350	19,932
Cost of technical sub-contractors
Technical sub-contractors - subsidiaries	383	197	1,451	500
Technical sub-contractors - others	257	327	1,145	1,231
	640	524	2,596	1,731
Travel expenses
Overseas travel expenses	257	246	1,186	1,174
Traveling and conveyance	28	24	101	107
	285	270	1,287	1,281
Cost of software packages and others
For own use	249	141	726	585
Third party items bought for service delivery to clients	56	41	194	149
	305	182	920	734
Communication expenses
Telephone charges	56	50	232	214
Communication expenses	29	20	97	75
	85	70	329	289

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Other expenses
Office maintenance	80	62	315	262
Power and fuel	39	45	181	180
Brand building	13	16	77	84
Rent	43	40	177	148
Rates and taxes, excluding taxes on income	30	16	89	69
Repairs to building	19	9	40	38
Repairs to plant and machinery	15	9	41	40
Computer maintenance	18	19	90	69
Consumables	8	5	21	22
Insurance charges	9	9	34	34
Research grants	3	4	8	9
Marketing expenses	8	6	31	29
Commission charges	11	9	38	32
Printing and Stationery	3	2	14	11
Professional membership and seminar participation fees	4	4	16	16
Postage and courier	5	3	21	11
Advertisements	–	1	1	5
Provision for post-sales client support and warranties	42	7	36	79
Commission to non-whole time directors	1	2	8	8
Freight charges	–	–	1	1
Provision for bad and doubtful debts and advances	34	16	126	30
Books and periodicals	2	1	4	3
Auditor's remuneration
Statutory audit fees	–	–	1	1
Other services	–	–	–	1
Bank charges and commission	1	–	6	3
Miscellaneous expenses	10	–	23	(2)
Donations	11	1	12	11
Others	–	–	219	–
	409	286	1,630	1,194

2.19 TAX EXPENSE

in crore

	Quarter ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Current tax
Income tax	1,080	738	4,063	3,361
Deferred tax	(76)	(21)	(255)	(120)
	1,004	717	3,808	3,241

During the quarter ended March 31, 2014 and March 31, 2013 the company had a reversal of 18 crore and 12 crore (net of provisions) pertaining to tax relating to prior years. During the year ended March 31, 2014 and March 31, 2013 the company had a reversal of 19 crore (net of provisions) and provision of 6 crore (net of reversals) pertaining to tax relating to prior years.

Income taxes

The provision for taxation includes tax liabilities in India on the Company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks ('STPs') and Special Economic Zones ('SEZs'). Income from STPs were tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

2.20 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

in crore

Particulars	As at March 31,
	2014		2013
Contingent liabilities :
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		24		19
Claims against the Company, not acknowledged as debts (1)		169		535
[Net of amount paid to statutory authorities 1,716 crore (1,114 crore)]
Commitments :
Estimated amount of unexecuted capital contracts
(net of advances and deposits)		827		1,139
	in million	in crore	in million	in crore
Forward contracts outstanding
In USD	724	4,338	814	4,419
In Euro	49	405	50	348
In GBP	73	732	55	453
In AUD	75	415	70	396
Options outstanding
In USD	20	120	–	–
		6,010		5,616

(1)	Claims against the company not acknowledged as debts include demands from the Indian Income tax authorities for payment of additional tax of 1,548 crore (1,088 crore), including interest of 430 crore (313 crore) upon completion of their tax review for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009. These income tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007, fiscal 2008 and fiscal 2009 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income tax ( Appeals), Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

As of the Balance Sheet date, the Company's net foreign currency exposures that are not hedged by a derivative instrument or otherwise is Nil (1,189 crore as at March 31, 2013).

The foreign exchange forward & option contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

in crore

Particulars	As at March 31,
	2014	2013
Not later than one month	1,137	945
Later than one month and not later than three months	2,674	1,701
Later than three months and not later than one year	2,199	2,970
	6,010	5,616

The Company recognized a gain on derivative financial instruments of 294 crore and 189 crore during the quarter ended March 31, 2014 and March 31, 2013, respectively, which is included in other income.

The Company recognized a gain on derivative financial instruments of 217 crore and 68 crore during the year ended March 31, 2014 and March 31, 2013, respectively, which is included in other income.

2.21 QUANTITATIVE DETAILS

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 5 (viii)(c) of general instructions for preparation of the statement of profit and loss as per revised Schedule VI to the Companies Act, 1956.

2.22 IMPORTS (VALUED ON THE COST, INSURANCE AND FREIGHT BASIS)

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Capital goods	68	52	374	307
Software packages	3	3	3	3
	71	55	377	310

2.23 ACTIVITY IN FOREIGN CURRENCY

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Earnings in foreign currency
Income from software services and products	11,055	9,063	43,150	36,020
Interest received from banks and others	1	1	7	4
Dividend received from subsidiary	–	–	–	83
	11,056	9,064	43,157	36,107
Expenditure in foreign currency
Overseas travel expenses (including visa charges)	195	199	990	996
Professional charges	46	87	513	368
Technical sub-contractors - subsidiaries	345	157	1,299	382
Overseas salaries and incentives	3,968	3,475	16,523	13,164
Other expenditure incurred overseas for software development	288	537	2,075	1,924
	4,842	4,455	21,400	16,834
Net earnings in foreign currency	6,214	4,609	21,757	19,273

2.24 DIVIDENDS REMITTED IN FOREIGN CURRENCIES

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

The particulars of dividends remitted are as follows:

in crore

Particulars	Number of Non-resident share holders	Number of shares to which the dividends relate	Year ended March 31,
			2014	2013
Interim dividend for fiscal 2014	2	8,76,42,560	175	–
Final dividend for fiscal 2013	2	7,19,18,545	194	–
Interim dividend for fiscal 2013	3	6,45,41,612	–	97
Special dividend for fiscal 2012 - 10 years of Infosys BPO operations	4	7,73,18,432	–	77
Final dividend for fiscal 2012	4	7,73,18,432	–	170

2.25 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holding as at March 31,
		2014	2013
Infosys BPO	India	99.98%	99.98%
Infosys China	China	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai	China	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Public Services	U.S.A	100%	100%
Infosys Consulting India Limited (1)	India	–	100%
Infosys Americas (2)	U.S.A	100%	–
Infosys BPO s. r. o (3)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o (3)	Poland	99.98%	99.98%
Infosys BPO S. de R.L. de C.V (3) (15)	Mexico	–	–
Infosys McCamish Systems LLC (Formerly known as McCamish Systems LLC)(3)	U.S.A	99.98%	99.98%
Portland Group Pty Ltd (3)(4)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd(10)	Australia	99.98%	99.98%
Infosys Australia (5)	Australia	100%	100%
Edgeverve Systems Limited (14)	India	100%	–
Lodestone Holding AG (6)	Switzerland	100%	100%
Lodestone Management Consultants (Canada) Inc. (7)(13)	Canada	100%	100%
Lodestone Management Consultants Inc. (7)	U.S.A	100%	100%
Lodestone Management Consultants Pty Limited (7)	Australia	100%	100%
Lodestone Management Consultants (Asia Pacific) Limited (7)(8)	Thailand	–	–
Lodestone Management Consultants AG (7)	Switzerland	100%	100%
Lodestone Augmentis AG (12)	Switzerland	100%	100%
Hafner Bauer & Ödman GmbH (7)	Switzerland	100%	100%
Lodestone Management Consultants (Belgium) S.A. (9)	Belgium	99.90%	99.90%
Lodestone Management Consultants GmbH (7)	Germany	100%	100%
Lodestone Management Consultants Pte Ltd. (7)	Singapore	100%	100%
Lodestone Management Consultants SAS (7)	France	100%	100%
Lodestone Management Consultants s.r.o. (7)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (7)	Austria	100%	100%
Lodestone Management Consultants China Co., Ltd. (7)	China	100%	100%
Lodestone Management Consultants Ltd. (7)	UK	100%	100%
Lodestone Management Consultants B.V. (7)	Netherlands	100%	100%
Lodestone Management Consultants Ltda. (9)	Brazil	99.99%	99.99%
Lodestone Management Consultants Sp. z.o.o. (7)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (7)	Portugal	100%	100%
S.C. Lodestone Management Consultants S.R.L. (7)	Romania	100%	100%
Lodestone Management Consultants S.R.L. (7)(11)	Argentina	100%	100%

(1)	Refer Note 2.26
(2)	Incorporated effective June 25, 2013
(3)	Wholly owned subsidiaries of Infosys BPO.
(4)	On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd
(5)	Under liquidation
(6)	On October 22, 2012, Infosys acquired 100% voting interest in Lodestone Holding AG
(7)	Wholly owned subsidiaries of Lodestone Holding AG acquired on October 22, 2012
(8)	Liquidated effective February 14, 2013
(9)	Majority owned and controlled subsidiaries of Lodestone Holding AG acquired on October 22, 2012
(10)	Wholly owned subsidiary of Portland Group Pty Ltd. Under liquidation.
(11)	Incorporated effective January 10, 2013
(12)	Wholly owned subsidiary of Lodestone Management Consultants AG
(13)	Liquidated effective December 31, 2013
(14)	Incorporated effective February 14, 2014 (Refer note 2.10.2)
(15)	Incorporated effective February 14, 2014

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Science Foundation	India	Controlled trust

List of key management personnel

Whole time directors	Executive council members (*)
N. R. Narayana Murthy (appointed effective June 1, 2013)	U. Ramadas Kamath
S. Gopalakrishnan	Chandrashekar Kakal (resigning effective April 18, 2014)
S. D. Shibulal	Nandita Gurjar
Srinath Batni	Stephen R. Pratt (resigned effective January 31, 2014)
V. Balakrishnan (resigned effective December 31, 2013)	Basab Pradhan (resigned effective July 12, 2013)
Ashok Vemuri (resigned effective September 12, 2013)	Prasad Thrikutam
B. G. Srinivas	Rajiv Bansal (effective November 1, 2012).
U B Pravin Rao (appointed effective January 10, 2014)	Srikantan Moorthy (effective April 1, 2013)
Sanjay Purohit (effective April 1, 2013)
Non-whole-time directors	Ranganath D Mavinakere (effective August 19, 2013)
K.V.Kamath	Binod Hampapur Rangadore (effective August 19, 2013)
Deepak M. Satwalekar (retired effective November 13, 2013)	Nithyanandan Radhakrishnan (effective August 19, 2013)
Dr. Omkar Goswami	Dheeshjith VG (Jith) (effective November 1, 2013)
David L. Boyles (retired effective January 17, 2014)	Ganesh Gopalakrishnan (effective November 1, 2013)
Sridar A. Iyengar (retired effective August 13, 2012)	Haragopal Mangipudi (effective November 1, 2013)
Prof. Jeffrey S. Lehman	Jackie Korhonen (effective November 1, 2013)
R. Seshasayee	Manish Tandon (effective November 1, 2013)
Ann M. Fudge	Muralikrishna K (effective November 1, 2013)
Ravi Venkatesan	Ravi Kumar S (effective November 1, 2013)
Leo Puri (appointed effective April 11, 2013 and resigned effective August 14, 2013)	Sanjay Jalona (effective November 1, 2013)
Kiran Mazumdar Shaw (appointed effective January 10, 2014)	Subrahmanyam Goparaju (resigned effective December 27, 2013)
Chief Risk Officer and Company Secretary
Parvatheesam K

(*) Executive Council dissolved effective April 1, 2014.

The details of amounts due to or due from as at March 31, 2014 and March 31, 2013 are as follows:

 in crore

Particulars	As at March 31,
	2014	2013
Trade Receivables
Infosys China	8	4
Infosys Mexico.	2	–
Infosys Brasil	4	–
Infosys BPO (Including subsidiaries)	1	40
Lodestone Holding AG (including subsidiaries)	16	–
Infosys Public Services	98	160
Infosys China	129	204
Loans
Infosys Public Services	–	68
Infosys Brasil	36	–
Lodestone Holding AG	–	116
	36	184
Other receivables
Infosys BPO (Including subsidiaries)	2	9
Infosys Sweden	5	–
Infosys Public Services	2	–
Lodestone Holding AG (including subsidiaries)	4	1
	13	10
Unbilled revenues
Infosys Public Services	–	5
	–	5
Trade payables
Infosys China	14	9
Infosys BPO (Including subsidiaries)	4	72
Infosys Mexico	1	1
Infosys Sweden	6	–
Lodestone Holding AG (including subsidiaries)	4	–
Infosys Brasil	1	–
	30	82
Other payables
Infosys BPO (Including subsidiaries)	3	10
Infosys China	(12)	–
Infosys Mexico	2	–
Lodestone Holding AG (including subsidiaries)	4	21
Infosys Consulting India	–	2
Infosys Brasil	6	–
	3	33
Provision for expenses
Infosys BPO (Including subsidiaries)	2	1
Lodestone Holding AG (including subsidiaries)	6	33
	8	34
Rental Deposit given for shared services
Infosys BPO	21	21
Rental Deposit taken for shared services
Infosys BPO	27	27

in crore

Particulars	Maximum amount outstanding during
	2014	2013
Loans and advances in the nature of loans given to subsidiaries :
Infosys Public Services	71	68
Infosys Brasil	35	–
Lodestone Holding AG	124	116

The details of the related party transactions entered into by the Company, in addition to the lease commitments described in note 2.8, for the quarter and year ended March 31, 2014 and March 31, 2013 are as follows:

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Capital transactions:
Financing transactions
Infosys Shanghai	–	–	–	141
Infosys Mexico	–	–	–	11
Infosys Brasil	–	5	–	49
Lodestone Holding AG	–	–	136	1,187
Infosys Americas	–	–	1	–
Infosys Public Services	75	–	75	–
Edgeverve	1	–	1	–
Infosys Shanghai	76	5	213	1,388
Loans
Infosys Public Services	(75)	66	(75)	66
Infosys Brasil	–	–	33	–
Lodestone Holding AG	–	–	(136)	118
	(75)	66	(178)	184
Revenue transactions:
Purchase of services
Infosys Australia	–	–	–	2
Infosys China	43	55	225	238
Lodestone Holding AG (including subsidiaries)	285	102	1,020	104
Infosys BPO (Including subsidiaries)	44	36	180	135
Infosys Sweden	8	1	10	6
Infosys Mexico	2	3	12	13
Infosys Brasil	1	–	4	2
	383	197	1,451	500
Purchase of shared services including facilities and personnel
Infosys BPO (including subsidiaries)	19	22	74	72
	19	22	74	72
Interest income
Lodestone Holding AG	–	2	4	2
Infosys Public Services	1	1	5	1
Infosys Brasil	–	–	1	-
	1	3	10	3
Sale of services
Infosys Australia	–	–	–	1
Infosys China	3	–	9	1
Infosys Mexico	2	–	9	1
Lodestone Holding AG (including subsidiaries)	6	–	16	–
Infosys Brasil	–	–	4	–
Infosys BPO (including subsidiaries)	17	13	71	58
Infosys Public Services	150	119	577	439
	178	132	686	500
Sale of shared services including facilities and personnel
Infosys BPO (including subsidiaries)	6	14	36	39
	6	14	36	39
Dividend Income
Infosys Australia	–	–	–	83
	–	–	–	83

During the quarter and year ended March 31, 2014, an amount of 9 crore (10 crore for the quarter and year ended March 31, 2013) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

The table below describes the compensation to key managerial personnel which comprise directors and members of executive council:

 in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Salaries and other employee benefits to whole-time directors and members of executive council (1)	20	9	56	41
Commission and other benefits to non-executive/independent directors	1	2	9	9
Total compensation to key managerial personnel	21	11	65	50

(1) Includes a one time earn out payment of 6 crore made to Stephen Pratt during the year ended March 31, 2013.

2.26 Merger of Infosys Consulting India Limited

The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012. ICIL was a wholly owned subsidiary of Infosys Limited and was engaged in software related consultancy services. The merger of ICIL into Infosys Limited has been accounted for under pooling of interest method referred to in Accounting Standard 14, Accounting for Amalgamation (AS-14).

All the assets and liabilities of ICIL on and after the appointed date and prior to the effective date have been transferred to Infosys Limited on a going concern basis. As ICIL was a wholly owned subsidiary of Infosys Limited, no shares have been allotted to the shareholders upon the scheme becoming effective.

2.27 RESEARCH AND DEVELOPMENT EXPENDITURE

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Expenditure at Department of Scientific and Industrial Research (DSIR) approved R&D centres (eligible for weighted deduction) (1)
Capital Expenditure	–	–	–	3
Revenue Expenditure	62	61	261	247
Other R&D Expenditure
Capital Expenditure	–	–	–	3
Revenue Expenditure	116	167	612	660
Total R&D Expenditure
Capital Expenditure	–	–	–	6
Revenue Expenditure	178	228	873	907

(1)	DSIR has accorded weighted deduction approval for Finacle and Infosys labs R&D centres of Infosys located at Bangalore, Bhubaneswar, Chandigarh, Chennai, Hyderabad, Mysore, Pune and Trivandrum locations. The approval is effective 23rd November 2011.

The eligible R&D revenue and capital expenditure are 62 crore and Nil for the quarter ended March 31, 2014 and 61 crore and Nil towards revenue and capital expenditure for the quarter ended March 31, 2013.

The eligible R&D revenue and capital expenditure are 261 crore and Nil for the Year ended March 31, 2014 and 247 crore and 3 crore towards revenue and capital expenditure for the year ended March 31, 2013.

2.28 SEGMENT REPORTING

The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Effective quarter ended March 31, 2014 , the Company reorganized its business to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization there were changes effected in the reportable segments based on the "management approach" as laid down in AS 17, Segment reporting and an additional segment, Life Sciences and Healthcare was identified. The Chief Executive Officer evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Company are primarily enterprises in Financial Services and Insurance (FSI) , enterprises in Manufacturing (MFG), enterprises in the Energy & utilities, Communication and Services (ECS),enterprises in Retail, Consumer packaged goods and Logistics (RCL) and enterprises in Life Sciences and Healthcare (LSH) . Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Quarter ended March 31, 2014 and March 31, 2013:

in crore

Particulars	FSI	MFG	ECS	RCL	LSH	Total
Income from software services and products	3,923	2,410	2,309	2,064	660	11,366
	3,285	1,943	1,913	1,655	533	9,329
Identifiable operating expenses	1,839	1,212	1,064	992	346	5,453
	1,522	1,028	858	823	258	4,489
Allocated expenses	845	542	519	465	148	2,519
	751	469	461	400	128	2,209
Segmental operating income	1,239	656	726	607	166	3,394
	1,012	446	594	432	147	2,631
Unallocable expenses						309
						256
Other income						802
						647
Profit before tax						3,887
						3,022
Tax expense						1,004
						717
Profit after taxes and exceptional item						2,883
						2,305

Year ended March 31, 2014 and March 31, 2013:

in crore

Particulars	FSI	MFG	ECS	RCL	LSH	Total
Income from software services and products	15,374	9,434	8,862	8,106	2,565	44,341
	12,775	7,657	7,506	6,812	2,015	36,765
Identifiable operating expenses	7,413	4,835	4,088	3,991	1,348	21,675
	5,767	3,751	3,378	3,012	918	16,826
Allocated expenses	3,408	2,194	2,057	1,884	596	10,139
	3,032	1,880	1,844	1,673	495	8,924
Segmental operating income	4,553	2,405	2,717	2,231	621	12,527
	3,976	2,026	2,284	2,127	602	11,015
Unallocable expenses						1,101
						956
Other income, net						2,576
						2,215
Profit before exceptional item and tax						14,002
						12,274
Exceptional item-Dividend Income						-
						83
Profit before tax						14,002
						12,357
Tax expense						3,808
						3,241
Profit after taxes and exceptional item						10,194
						9,116

Geographic Segments

Quarter ended March 31, 2014 and March 31, 2013:

in crore

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	7,068	2,610	335	1,353	11,366
	5,816	2,134	252	1,127	9,329
Identifiable operating expenses	3,320	1,380	170	583	5,453
	2,853	989	136	511	4,489
Allocated expenses	1,590	583	66	280	2,519
	1,404	505	50	250	2,209
Segmental operating income	2,158	647	99	490	3,394
	1,559	640	66	366	2,631
Unallocable expenses					309
					256
Other income, net					802
					647
Profit before tax					3,887
					3,022
Tax expense					1,004
					717
Profit after taxes and exceptional item					2,883
					2,305

Year ended March 31, 2014 and March 31, 2013:

in crore

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	27,963	9,800	1,278	5,300	44,341
	23,454	8,026	833	4,452	36,765
Identifiable operating expenses	13,624	5,021	621	2,409	21,675
	10,699	3,733	472	1,922	16,826
Allocated expenses	6,577	2,210	249	1,103	10,139
	5,758	1,949	179	1,038	8,924
Segmental operating income	7,762	2,569	408	1,788	12,527
	6,997	2,344	182	1,492	11,015
Unallocable expenses					1,101
					956
Other income, net					2,576
					2,215
Profit before exceptional item and tax					14,002
					12,274
Exceptional item-Dividend Income					–
					83
Profit before tax					14,002
					12,357
Tax expense					3,808
					3,241
Profit after taxes and exceptional item					10,194
					9,116

2.29 GRATUITY PLAN

The following table set out the status of the Gratuity Plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :

in crore

Particulars	As at March 31,
	2014	2013	2012	2011	2010
Obligations at year beginning	612	569	459	308	256
Service cost	94	183	143	171	72
Interest cost	45	35	37	24	19
Transfer of obligation on amalgamation (refer to note 2.26)	3	–	–	–	(2)
Actuarial (gain)/loss	8	(23)	(6)	15	(4)
Benefits paid	(94)	(83)	(64)	(59)	(33)
Curtailment gain	–	(69)	–	–	–
Obligations at year / period end	668	612	569	459	308
Defined benefit obligation liability as at the balance sheet date is fully funded by the Company.
Change in plan assets
Plan assets at year beginning, at fair value	643	582	459	310	256
Expected return on plan assets	59	57	47	34	24
Actuarial gain / (loss)	(3)	1	–	1	1
Contributions	70	86	140	173	62
Benefits paid	(94)	(83)	(64)	(59)	(33)
Transfer of plan assets on amalgamation (refer to note 2.26)	2	–	–	–	–
Plan assets at year / period end, at fair value	677	643	582	459	310
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year/period	677	643	582	459	310
Present value of the defined benefit obligations at the end of the year / period	668	612	569	459	308
Asset recognized in the balance sheet	9	31	13	–	2
Assumptions
Interest rate	9.20%	7.95%	8.57%	7.98%	7.82%
Estimated rate of return on plan assets	9.55%	9.51%	9.45%	9.36%	9.00%
Weighted expected rate of salary increase	8.00%	7.27%	7.27%	7.27%	7.27%

Experience adjustments:

in crore

Particulars	As at March 31,
	2014	2013	2012	2011	2010
(Gain) / loss:
Experience adjustments on plan liabilities	14	–	–	1	4
Experience adjustments on plan assets	3	(49)	13	18	11

Net gratuity cost for the quarter and year ended March 31, 2014 and March 31, 2013 comprises of the following components:

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Gratuity cost for the period
Service cost	23	21	94	183
Interest cost	11	7	45	35
Expected return on plan assets	(15)	(14)	(59)	(57)
Actuarial (gain) / loss	63	8	11	(24)
Curtailment	–	(14)	–	(69)
Plan amendment amortization	(1)	(1)	(4)	(4)
Net gratuity cost	81	7	87	64
Actual return on plan assets	14	12	56	58

Gratuity cost, as disclosed above, is included under Employee benefit expenses and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

During the year ended March 31, 2010, a reimbursement obligation of 2 crore has been recognized towards settlement of gratuity liability of Infosys Consulting India Limited (ICIL). This has been offset pursuant to transfer of all assets and liabilities of ICIL on account of merger.

As at March 31, 2014 and March 31, 2013, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Company expects to contribute 110 crore to the gratuity trust during the fiscal 2015.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by 37 crore, which is being amortised on a straight line basis to the statement of profit and loss over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2014 and March 31, 2013 amounts to 11 crore and 15 crore, respectively and disclosed under 'Other long-term liabilities' and 'other current liabilities'.

The company has aligned the gratuity entitlement for majority of its employees prospectively to the Payment of Gratuity Act. This amendment has resulted in a curtailment gain of 69 crores for the year ended March 31, 2013 which has been recognized in the statement of profit and loss for the year ended March 31, 2013.

2.30 PROVIDENT FUND

The Company contributed 66 crore and 262 crore towards provident fund during the quarter and year ended March 31, 2014, respectively (63 crore and 240 crore during the quarter and Year ended March 31, 2013, respectively).

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the below provided assumptions there is no shortfall as at March 31, 2014, March 31, 2013, March 31, 2012, March 31, 2011 and March 31, 2010.

The details of fund and plan asset position are given below:

in crore

Particulars	As at March 31,
	2014	2013	2012	2011	2010
Plan assets at period end, at fair value	2,817	2,399	1,816	1,579	1,295
Present value of benefit obligation at period end	2,817	2,399	1,816	1,579	1,295
Asset recognized in balance sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at March 31,
	2014	2013	2012	2011	2010
Government of India (GOI) bond yield	9.20%	7.95%	8.57%	7.98%	7.83%
Remaining term of maturity	8 years	8 years	8 years	7 years	7 years
Expected guaranteed interest rate	8.75%	8.25%	8.25%	9.50%	8.50%

2.31 SUPERANNUATION

The Company contributed 50 crore and 202 crore to the superannuation trust during the quarter and year ended March 31, 2014, respectively (46 crore and 176 crore during the quarter and year ended March 31, 2013, respectively).

2.32 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Particulars	Quarter ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Number of shares considered as basic weighted average shares outstanding	57,14,02,566	57,42,36,166	57,14,02,566	57,42,32,838
Add: Effect of dilutive issues of shares/stock options	–	–	–	853
Number of shares considered as weighted average shares and potential shares outstanding	57,14,02,566	57,42,36,166	57,14,02,566	57,42,33,691

2.33 RESTRICTED DEPOSITS

Restricted deposits as at March 31, 2014 include 977 crore (724 crore as at March 31, 2013) deposited with financial institutions to settle employee-related obligations as and when they arise during the normal course of business. This amount is considered as restricted and is hence not considered 'cash and cash equivalents'.

2.34 DUES TO MICRO SMALL AND MEDIUM ENTERPRISES

As at March 31, 2014, 1 crore is outstanding to micro and small enterprises. There are no interests due or outstanding on the same. The Company has no dues to micro and small enterprises during the quarter and year ended March 31, 2013.

2.35 LITIGATION

On May 23, 2011, the company received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena required that the company provide to the grand jury certain documents and records related to its sponsorships for, and uses of, B1 business visas. The company complied with the subpoena. In connection with the subpoena, during a meeting with the United States Attorney's Office for the Eastern District of Texas, the company was advised that it and certain of its employees are targets of the grand jury investigation.

In addition, the U.S. Department of Homeland Security (“DHS”) reviewed the company's employer eligibility verifications on Form I-9 with respect to its employees working in the United States. In connection with this review, the company was advised that the DHS has found errors in a significant percentage of its Forms I-9 that the DHS has reviewed, and may impose fines and penalties on the company related to such alleged errors.

On October 30, 2013, the company settled the foregoing matters and entered into a Settlement Agreement (“Settlement Agreement”) with the U.S. Attorney, the DHS and the United States Department of State (“State,” and collectively with the U.S. Attorney and the DHS, the “United States”).

In the Settlement Agreement, the company denied and disputed all allegations made by the United States, except for the allegation that the company failed to maintain accurate Forms I-9 records for many of its foreign nationals in the United States in 2010 and 2011 as required by law, and that such failure constituted civil violations of certain laws.

Under the Settlement Agreement, the company agreed, among other things, that

•	the company will pay to the United States an aggregate amount equal to 213 crore;
•	the company will retain, for a period of two years from the date of the Settlement Agreement, an independent third-party auditor or auditing firm at its expense which will annually review and report on its Forms I-9 compliance, which reports shall be submitted to the U.S. Attorney; and
•	within 60 days after the first anniversary of the Settlement Agreement, the company will furnish a report to the U.S. Attorney concerning the company's compliance with its internal B-1 visa use policies, standards of conduct, internal controls and disciplinary procedures.

In return, the United States agreed, among other things, that:

•	the United States will file a motion to dismiss with prejudice the complaint it will file in the United States District Court for the Eastern District of Texas relating to allegations made by the United States regarding the company's compliance with laws regulating H1-B and B-1 visas and Forms I-9 (the “Alleged Conduct”);
•	the United States will not use the Alleged Conduct to revoke any existing visas or petitions or deny future visas or petitions for the company's foreign nationals, and will evaluate each visa or petition on its own individual merits;
•	the United States will not use the Alleged Conduct to debar or suspend the company from any B-1 or H1-B immigration program, and the United States will not make any referrals to any government agencies for such debarment or suspension proceedings related to the Alleged Conduct; and
•	the United States will release the company and each of its current and former employees, directors, officers, agents and contractors from any civil, administrative or criminal claims the United States has or may have arising out of or pertaining to the Alleged Conduct, subject to certain exceptions specified in the Settlement Agreement.

Further, separate from, but related to the Settlement Agreement, U.S. Immigration and Customs Enforcement has confirmed that it will not impose debarment from any B-1 or H1-B immigration program on the company related to the Alleged Conduct.

The company recorded a charge (reserve) related to the Settlement Agreement including legal costs of 219 crore in the year ended March 31, 2014 related to the matters that were the subject of the Settlement Agreement. The legal costs were paid prior to December 31, 2013.

In addition, the company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company's results of operations or financial condition.

2.36 Exceptional Item

During the quarter and year ended March 31, 2013, the Company received dividend of 83 crore from its wholly owned subsidiary Infosys Australia. The tax on such dividend is 14 crore.

2.37 FUNCTION WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS

in crore

Statement of Profit and Loss account for the	Quarter ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Income from software services and products	11,366	9,329	44,341	36,765
Software development expenses	6,747	5,670	26,738	21,662
GROSS PROFIT	4,619	3,659	17,603	15,103
Selling and marketing expenses	567	479	2,390	1,870
General and administration expenses	658	549	2,686	2,218
	1,225	1,028	5,076	4,088
OPERATING PROFIT BEFORE DEPRECIATION	3,394	2,631	12,527	11,015
Depreciation and amortization	309	256	1,101	956
OPERATING PROFIT	3,085	2,375	11,426	10,059
Other income	802	647	2,576	2,215
PROFIT BEFORE EXCEPTIONAL ITEM AND TAX	3,887	3,022	14,002	12,274
Dividend income	–	–	–	83
PROFIT BEFORE TAX	3,887	3,022	14,002	12,357
Tax expense:
Current tax	1,080	738	4,063	3,361
Deferred tax	(76)	(21)	(255)	(120)
PROFIT FOR THE PERIOD	2,883	2,305	10,194	9,116

As per our report of even date attached

for B S R & Co. LLP	for Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W

Akhil Bansal Partner Membership No. 090906	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K.V.Kamath Director

	R.Seshasayee Director	Dr. Omkar Goswami Director	Prof. Jeffrey S. Lehman Director	Ravi Venkatesan Director

	Kiran Mazumdar –Shaw Director	Srinath Batni Director	B. G. Srinivas Director	U.B.Pravin Rao Director

Bangalore April 15, 2014	Rajiv Bansal Chief Financial Officer	Parvatheesam K Chief Risk Officer and Company Secretary

Auditors’ Report on Quarterly Financial Results and Year to Date Financial Results of Infosys Limited Pursuant to the Clause 41 of the Listing Agreement

To

The Board of Directors of Infosys Limited

We have audited the quarterly financial results of Infosys Limited (‘the Company’) for the quarter ended 31 March 2014 and the year to date financial results for the period from 1 April 2013 to 31 March 2014, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the management and have not been audited by us. These quarterly financial results as well as the year to date financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006 as per section 211 (3C) of the Companies Act, 1956 read with the General Circular 15/2013 dated 13 September 2013 of the Ministry of Corporate Affairs in respect of Section 133 of the Companies Act, 2013.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results as well as the year to date financial results:

(i)	are presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and
(ii)	give a true and fair view of the net profit and other financial information for the quarter ended 31 March 2014 as well as the year to date results for the period from 1 April 2013 to 31 March 2014.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for B S R & Co. LLP
Chartered Accountants
Firm’s registration number: 101248W

Akhil Bansal
Partner
Membership number: 090906

Bangalore
15 April 2014

Independent Auditor’s Report

To the Members of Infosys Limited

Report on the Financial Statements

We have audited the accompanying financial statements of Infosys Limited (‘the Company’) which comprise the balance sheet as at 31 March 2014, the statement of profit and loss and the cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation of these financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with the Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956 (“the Act”) read with the General Circular 15/2013 dated 13 September 2013 of the Ministry of Corporate Affairs in respect of Section 133 of the Companies Act, 2013. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the balance sheet, of the state of affairs of the Company as at 31 March 2014;
(ii)	in the case of the statement of profit and loss, of the profit for the year ended on that date; and
(iii)	in the case of the cash flow statement, of the cash flows for the year ended on that date.

Report on Other Legal and Regulatory Requirements

1.	As required by the Companies (Auditor’s Report) Order, 2003 (“the Order”), as amended, issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Act, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the Order.

2.	As required by section 227(3) of the Act, we report that:
a.	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;

b.	in our opinion proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

c.	the balance sheet, statement of profit and loss and cash flow statement dealt with by this Report are in agreement with the books of account;

a.	in our opinion, the balance sheet, statement of profit and loss and cash flow statement comply with the Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956 read with the General Circular 15/2013 dated 13 September 2013 of the Ministry of Corporate Affairs in respect of Section 133 of the Companies Act, 2013.; and

b.	on the basis of written representations received from the directors as on 31 March 2014, and taken on record by the Board of Directors, none of the directors is disqualified as on 31 March 2014, from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956.

for B S R & Co. LLP

Chartered Accountants

Firm’s registration number: 101248W

Akhil Bansal

Partner

Membership number: 090906

Bangalore

15 April 2014

Annexure to the Auditors’ Report

The Annexure referred to in our report to the members of Infosys Limited (‘the Company’) (formerly Infosys Technologies Limited) for the year ended 31 March 2014. We report that:

(i) (a)	The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.
(b)	The Company has a regular programme of physical verification of its fixed assets by which fixed assets are verified in a phased manner over a period of three years. In accordance with this programme, certain fixed assets were verified during the year and no material discrepancies were noticed on such verification. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.
(c)	Fixed assets disposed off during the year were not substantial, and therefore, do not affect the going concern assumption.
(ii)	The Company is a service company, primarily rendering information technology services. Accordingly, it does not hold any physical inventories. Thus, paragraph 4(ii) of the Order is not applicable.
(iii) (a)	The Company has granted loans to two bodies corporate covered in the register maintained under section 301 of the Companies Act, 1956 (‘the Act’). The maximum amount outstanding during the year was Rs 1,950,186,528 and the year-end balance of such loan amounted to Rs Nil. Other than the above, the Company has not granted any loans, secured or unsecured, to companies, firms or parties covered in the register maintained under section 301 of the Act.
(b)	In our opinion, the rate of interest and other terms and conditions on which the loans had been granted to the bodies corporate listed in the register maintained under Section 301 of the Act were not, prima facie, prejudicial to the interest of the Company.
(c)	In the case of the loans granted to the bodies corporate listed in the register maintained under section 301 of the Act, the borrowers have been regular in the payment of the interest as stipulated. The loans were repayable on demand and have been fully repaid during the year.
(d)	The loans granted were repaid during the year. Accordingly, there are no overdue amounts of more than rupees one lakh in respect of the loan granted to a body corporate listed in the register maintained under section 301 of the Act.
(e)	The Company has not taken any loans, secured or unsecured from companies, firms or parties covered in the register maintained under section 301 of the Act. Accordingly, paragraphs 4(iii)(e) to 4(iii)(g) of the Order are not applicable.
(iv)	In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of fixed assets and sale of services. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.
(v) (a)	In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in section 301 of the Act have been entered in the register required to be maintained under that section.
(b)	In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in (v)(a) above and exceeding the value of Rs 5 lakh with any party during the year have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time.
(vi)	The Company has not accepted any deposits from the public.
(vii)	In our opinion, the Company has an internal audit system commensurate with the size and the nature of its business.
(viii)	The Central Government of India has not prescribed the maintenance of cost records under Section 209(1)(d) of the Act for any of the services rendered by the Company.
(ix) (a)	According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted/ accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Income-tax, Sales-tax, Wealth tax, Service tax, and other material statutory dues have been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Employees’ State Insurance, Customs duty and Excise duty.

According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Investor Education and Protection Fund, Income-tax, Sales-tax, Wealth tax, Service tax and other material statutory dues were in arrears as at 31 March 2014 for a period of more than six months from the date they became payable.

(b)	According to the information and explanations given to us, there are no material dues of Wealth tax and Cess which have not been deposited with the appropriate authorities on account of any dispute. However, according to information and explanations given to us, the following dues of Income tax, Sales tax, and Service tax, have not been deposited by the Company on account of disputes:

Name of the statute	Nature of dues	Amount (in Rs.)	Period to which the amount relates	Forum where dispute is pending
Income Tax Act, 1961	Interest on Income-tax demanded	5,084,704	Assessment year 2006-2007	CIT (Appeals), Bangalore
Income Tax Act, 1961	Income tax	29,595,642 *	Assessment year 2009-2010	CIT (Appeals), Bangalore
Service tax	Service tax and penalty demanded	57,563,973 #	July 2004 to October 2005	CESTAT, Bangalore
Service tax	Service tax demanded	25,784,864 #	January 2005 to March 2009	CESTAT-Bangalore
Service tax	Service tax and penalty demanded	231,521,178 #	February 2007 to March 2009	CESTAT-Bangalore
Service tax	Service tax demanded	41,972,658 #	April 2009 to March 2010	CESTAT, Bangalore
Service tax	Service tax demanded	64,654,051 #	April 2010 to March 2011	CESTAT-Bangalore
Service tax	Service tax and penalty demanded	60,643,700	April 2007 to March 2008	Commissioner-Bangalore
APVAT Act, 2005	Sales tax demanded	3,112,450 *#	April 2007 to March 2008	High Court of Andhra Pradesh
MVAT Act, 2005	Sales tax	935,455 *#	April 2006 to December 2007	Joint Commissioner (Appeals)
MVAT Act, 2005	Sales tax	45,250,506	September 2008 to October 2011	Specified Officer of SEZ
Central Excise Act, 1944	Excise duty & penalty	386,148,018 #	March 2006 to December 2009	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty & penalty	26,746,497 #	January 2010 to December 2010	Commissioner, Bangalore
Central Excise Act, 1944	Excise duty & penalty	45,132,885	January 2011 to June 2011	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty & penalty	32,344,749 #	July 2011 to December 2011	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty & penalty	42,003,700 #	January 2012 to November 2012	CESTAT, Bangalore
KVAT Act, 2003	Sales tax, interest and penalty demanded	481,461,456 *#	April 2005 to March 2009	High Court of Karnataka

* net of amounts paid under protest.

# a stay order has been received against the amount disputed and not deposited.

(x)	The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the immediately preceding financial year.
(xi)	The Company did not have any outstanding dues to any financial institution, banks or debenture holders during the year.
(xii)	The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.
(xiii)	In our opinion and according to the information and explanations given to us, the Company is not a chit fund/ nidhi/ mutual benefit fund/ society.
(xiv)	According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments.
(xv)	According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions.
(xvi)	The Company did not have any term loans outstanding during the year.
(xvii)	The Company has not raised any funds on short-term basis.
(xviii)	The Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under section 301 of the Act.
(xix)	The Company did not have any outstanding debentures during the year.
(xx)	The Company has not raised any money by public issues during the year.
(xxi)	According to the information and explanations given to us, no material fraud on or by the Company has been noticed or reported during the course of our audit.

for B S R & Co. LLP

Chartered Accountants

Firm’s registration number: 101248W

Akhil Bansal

Partner

Membership number: 090906

Bangalore

15 April 2014

INFOSYS LIMITED

in crore

Balance Sheet as at March 31,	Note	2014	2013
EQUITY AND LIABILITIES
SHAREHOLDERS' FUNDS
Share capital	2.1	286	287
Reserves and surplus	2.2	41,806	35,772
		42,092	36,059
NON-CURRENT LIABILITIES
Deferred tax liabilities (net)	2.3	–	56
Other long-term liabilities	2.4	364	120
		364	176
CURRENT LIABILITIES
Trade payables	2.5	68	178
Other current liabilities	2.6	4,071	2,827
Short-term provisions	2.7	6,117	3,788
		10,256	6,793
		52,712	43,028
ASSETS
NON-CURRENT ASSETS
Fixed assets
Tangible assets	2.8	5,719	4,425
Intangible assets	2.8	13	28
Capital work-in-progress		954	1,135
		6,686	5,588

Non-current investments	2.10	3,968	2,764
Deferred tax assets (net)	2.3	542	378
Long-term loans and advances	2.11	2,227	1,529
Other non-current assets	2.12	52	31
		13,475	10,290
CURRENT ASSETS
Current investments	2.10	2,749	1,580
Trade receivables	2.13	7,336	6,365
Cash and cash equivalents	2.14	24,100	20,401
Short-term loans and advances	2.15	5,052	4,392
		39,237	32,738
		52,712	43,028
SIGNIFICANT ACCOUNTING POLICIES	1

As per our report of even date attached

for B S R & Co. LLP	for Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W

Akhil Bansal Partner Membership No. 090906	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K.V.Kamath Director

	R.Seshasayee Director	Dr. Omkar Goswami Director	Prof. Jeffrey S. Lehman Director	Ravi Venkatesan Director

	Kiran Mazumdar –Shaw Director	Srinath Batni Director	B. G. Srinivas Director	U.B.Pravin Rao Director

Bangalore April 15, 2014	Rajiv Bansal Chief Financial Officer	Parvatheesam K Chief Risk Officer and Company Secretary

INFOSYS LIMITED

in crore

Statement of Profit and Loss for the	Note	Year ended March 31,
		2014	2013
Income from software services and products	2.16	44,341	36,765
Other income	2.17	2,576	2,215
Total revenue		46,917	38,980
Expenses
Employee benefit expenses	2.18	24,350	19,932
Deferred consideration pertaining to acquisition	2.10.1	228	85
Cost of technical sub-contractors	2.18	2,596	1,731
Travel expenses	2.18	1,287	1,281
Cost of software packages and others	2.18	920	734
Communication expenses	2.18	329	289
Professional charges		474	504
Depreciation and amortisation expense	2.8	1,101	956
Other expenses	2.18	1,630	1,194
Total expenses		32,915	26,706
PROFIT BEFORE EXCEPTIONAL ITEM AND TAX		14,002	12,274
Dividend income	2.36	–	83
PROFIT BEFORE TAX		14,002	12,357
Tax expense:
Current tax	2.19	4,063	3,361
Deferred tax	2.19	(255)	(120)
PROFIT FOR THE PERIOD		10,194	9,116

EARNINGS PER EQUITY SHARE
Equity shares of par value 5/- each

Before Exceptional item
Basic		178.39	157.55
Diluted		178.39	157.55
After Exceptional item
Basic		178.39	158.76
Diluted		178.39	158.76
Number of shares used in computing earnings per share	2.32
Basic		57,14,02,566	57,42,32,838
Diluted		57,14,02,566	57,42,33,691
SIGNIFICANT ACCOUNTING POLICIES	1

As per our report of even date attached

for B S R & Co. LLP	for Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W

Akhil Bansal Partner Membership No. 090906	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K.V.Kamath Director

	R.Seshasayee Director	Dr. Omkar Goswami Director	Prof. Jeffrey S. Lehman Director	Ravi Venkatesan Director

	Kiran Mazumdar –Shaw Director	Srinath Batni Director	B. G. Srinivas Director	U.B.Pravin Rao Director

Bangalore April 15, 2014	Rajiv Bansal Chief Financial Officer	Parvatheesam K Chief Risk Officer and Company Secretary

INFOSYS LIMITED

in crore

Cash Flow Statement for the		Year ended March 31,
		2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax and exceptional item		14,002	12,274
Adjustments to reconcile profit before tax to cash generated by operating activities
Depreciation and amortisation expense		1,101	956
Payable for acquisition of business		228	85
Profit on sale of assets		(1)	–
Interest and dividend income		(2,272)	(1,931)
Effect of exchange differences on translation of assets and liabilities		26	15
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(34)	(45)
Changes in assets and liabilities
Trade receivables		(971)	(961)
Loans and advances and other assets		(844)	(997)
Liabilities and provisions		1,542	690
		12,777	10,086
Income taxes paid		(3,629)	(3,144)
NET CASH GENERATED BY OPERATING ACTIVITIES		9,148	6,942
CASH FLOWS FROM INVESTING ACTIVITIES
Payment towards capital expenditure		(2,490)	(1,852)
Proceeds from sale of fixed assets		2	5
Investments in subsidiaries		(2)	(1,384)
Investment in fixed maturity plan securities		(100)	–
Investment in mutual fund units		(21,262)	(21,178)
Disposal of liquid mutual fund units		20,986	19,606
Investment in certificates of deposit		(1,233)	–
Redemption of certificates of deposit		450	336
Investment in tax free bonds		(927)	(308)
Interest and dividend received		2,269	1,868
CASH FLOWS FROM INVESTING ACTIVITIES BEFORE EXCEPTIONAL ITEM		(2,307)	(2,907)
Dividend received		–	83
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES		(2,307)	(2,824)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		–	1
Loan given to subsidiary		(33)	(184)
Dividends paid		(2,686)	(2,698)
Dividend tax paid		(458)	(438)
NET CASH USED IN FINANCING ACTIVITIES		(3,177)	(3,319)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		34	45
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		3,698	844
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD (includes 1 crore bank balances arising on consolidation of trust)		20,402	19,557
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		24,100	20,401
SIGNIFICANT ACCOUNTING POLICIES	1

As per our report of even date attached

for B S R & Co. LLP	for Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W

Akhil Bansal Partner Membership No. 090906	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K.V.Kamath Director

	R.Seshasayee Director	Dr. Omkar Goswami Director	Prof. Jeffrey S. Lehman Director	Ravi Venkatesan Director

	Kiran Mazumdar –Shaw Director	Srinath Batni Director	B. G. Srinivas Director	U.B.Pravin Rao Director

Bangalore April 15, 2014	Rajiv Bansal Chief Financial Officer	Parvatheesam K Chief Risk Officer and Company Secretary

Significant accounting policies

Company overview

Infosys Limited ('Infosys' or 'the Company') along with its controlled trust, Infosys Science Foundation, majority-owned and controlled subsidiary, Infosys BPO Limited and its controlled subsidiaries ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB. ('Infosys Sweden'), Infosys Tecnologia DO Brasil LTDA. ('Infosys Brasil'), Infosys Public Services, Inc, USA ('Infosys Public Services'), Infosys Consulting India Limited, Infosys Americas Inc., (Infosys Americas), Edgeverve Systems Limited (Edgeverve), Infosys Technologies (Shanghai) Company Limited ('Infosys Shanghai') and Lodestone Holding AG and its controlled subsidiaries ('Infosys Lodestone') is a leading global services corporation. The Company provides business consulting, technology, engineering and outsourcing services to help clients build tomorrow's enterprise. In addition, the Company offers software products and platforms.

1 Significant accounting policies

1.1 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 2013 (to the extent notified) and the Companies Act, 1956 (to the extent applicable) and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed tangible assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

1.3 Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion method. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of indirect taxes in its statement of profit and loss.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5 Post-sales client support and warranties

The Company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in statement of profit and loss. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

1.6 Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7 Tangible assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises of the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

1.8 Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for 5,000/- or less) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Office equipment	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

1.9 Impairment

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.10 Retirement benefits to employees

a Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The Company recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the statement of profit and loss in the period in which they arise.

b Superannuation

Certain employees of Infosys are also participants in the superannuation plan ('the Plan') which is a defined contribution plan. The Company has no obligations to the Plan beyond its monthly contributions.

c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a part of the contributions to the Infosys Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

d Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.11 Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

1.12 Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of profit and loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

1.13 Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the statement of profit and loss. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the statement of profit and loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the statement of profit and loss. Currently hedges undertaken by the Company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the statement of profit and loss at each reporting date.

1.14 Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to statement of profit and loss are credited to the share premium account.

1.15 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.16 Investments

Trade investments are the investments made to enhance the Company’s business interests. Investments are either classified as current or long-term based on Management’s intention. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.17 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.18 Cash flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

1.19 Leases

Lease under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in the statement of profit and loss over the lease term.

2 NOTES TO ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2014

Amounts in the financial statements are presented in crore, except for per share data and as otherwise stated. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period figures have been regrouped/reclassified, wherever necessary to conform to the current period presentation.

2.1 SHARE CAPITAL

in crore, except as otherwise stated

Particulars	As at March 31,
	2014	2013
Authorized
Equity shares, 5/- par value
60,00,00,000 (60,00,00,000) equity shares	300	300
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	286	287
57,14,02,566 (57,42,36,166) equity shares fully paid-up
	286	287

Forfeited shares amounted to 1,500/- (1,500/-)

(1) Refer to note 2.32 for details of basic and diluted shares

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

During the year ended March 31, 2013, the amount of per share dividend recognized as distributions to equity shareholders was 42/-. The dividend for the year ended March 31, 2013 includes 27/- per share of final dividend. The total dividend appropriation amounted to 2,815 crore including corporate dividend tax of 403 crore.

The Board of Directors, in their meeting on October 11, 2013 declared an interim dividend of 20/- per equity share.

Further the Board of directors, in their meeting on April 15, 2014 proposed a final dividend of 43 per equity share. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 14, 2014. The total dividend appropriation for the year ended March 31, 2014 amounted to 4,227 crore (net of interim dividend paid to controlled trust) including corporate dividend tax of 615 crore.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. However, no such preferential amounts exist currently. The distribution will be in proportion to the number of equity shares held by the shareholders.

The details of shareholder holding more than 5% shares as at March 31, 2014 and March 31, 2013 is set out below :

Name of the shareholder	As at March 31, 2014		As at March 31, 2013
	No. of shares	% held	No. of shares	% held
Life Insurance Corporation of India (1)	1,86,56,581	3.25%	3,42,33,932	5.96%
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	9,24,70,660	16.10%	7,08,83,217	12.34%

(1) includes all schemes under their management

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2014 and March 31, 2013 is set out below:

Particulars	As at March 31, 2014		As at March 31, 2013
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning of the period	57,42,36,166	287	57,42,30,001	287
Add: Shares issued on exercise of employee stock options	–	–	6,165	–
Less : Treasury shares	28,33,600	1	–	–
Number of shares at the end of the period	57,14,02,566	286	57,42,36,166	287

Stock option plans

The Company had two Stock Option Plans.

1998 Stock Option Plan ('the 1998 Plan')

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. The 1998 Plan is administered by a compensation committee, all of whom are independent members of the Board of Directors and through the Infosys Limited Employees’ Welfare Trust (the Trust). All options had been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan ('the 1999 Plan')

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The 1999 Plan is administered by a compensation committee, all of whom are independent members of the Board of Directors and through the Trust. Options were issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on September 11, 2009, and consequently no further shares will be issued to employees under this plan.

There were no share options outstanding and exercisable as of March 31, 2014 and March 31, 2013.

There was no activity in the 1998 Plan during the year ended March 31, 2013. The activity in the 1999 Plan during the year ended March 31, 2013 is set out below:

Particulars	Year ended March 31, 2013
The 1999 Plan :
Options outstanding, beginning of the period	11,683
Less: Exercised	6,165
Forfeited	5,518
Options outstanding, end of the period	–
Options exercisable, end of the period	–

The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2013 was 2,374/-

2.2 RESERVES AND SURPLUS

in crore

Particulars	As at March 31,
	2014	2013
Capital reserve - Opening balance	54	54
Add: Transferred from Surplus	–	–
	54	54
Securities premium account - Opening balance	3,065	3,064
Add: Reserves on consolidation of trust	4	–
Add: Receipts on exercise of employee stock options	–	1
	3,069	3,065
General reserve - Opening balance	7,270	6,359
Add: Transferred from Surplus	1,021	911
	8,291	7,270
Surplus - Opening balance	25,383	19,993
Add: Net profit after tax transferred from Statement of Profit and Loss	10,194	9,116
Reserves on consolidation of trust	50	–
Dividend eliminated on consolidation of trust	7	–
Reserves on transfer of assets and liabilities of Infosys Consulting India Limited (refer to note 2.26)	6	–
Amount available for appropriation	35,640	29,109
Appropriations:
Interim dividend*	1,143	862
Final dividend	2,469	1,550
Total dividend	3,612	2,412
Dividend tax	615	403
Amount transferred to general reserve	1,021	911
Surplus- Closing Balance	30,392	25,383
	41,806	35,772
*Net of elimination of 6 crore on consolidation of trust

2.3 DEFERRED TAXES

in crore

Particulars	As at March 31,
	2014	2013
Deferred tax assets
Fixed assets	356	329
Trade receivables	44	18
Unavailed leave	249	133
Computer software	50	45
Accrued compensation to employees	31	29
Post sales client support	98	67
Others	17	19
	845	640
Deferred tax liabilities
Intangible assets	–	3
Branch profit tax	303	315
	303	318
Deferred tax assets after set off	542	378
Deferred tax liabilities after set off	–	56

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at March 31, 2014 and March 31, 2013, the Company has provided for branch profit tax of 303 crore and 315 crore, respectively, for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. The change in provision for branch profit tax includes 35 crore movement on account of exchange rate during the year ended March 31, 2014.

2.4 OTHER LONG-TERM LIABILITIES

in crore

Particulars	As at March 31,
	2014	2013
Others
Gratuity obligation - unamortised amount relating to plan amendment (refer to note 2.29)	7	11
Payable for acquisition of business (refer to note 2.10.1)	330	82
Rental deposits received from subsidiary (refer to note 2.25)	27	27
	364	120

2.5 TRADE PAYABLES

in crore

Particulars	As at March 31,
	2014	2013

Trade payables	68	178
	68	178
Includes dues to subsidiaries (refer to note 2.25)	30	82

2.6 OTHER CURRENT LIABILITIES

in crore

Particulars	As at March 31,
	2014	2013
Accrued salaries and benefits
Salaries and benefits	503	79
Bonus and incentives	669	389
Other liabilities
Provision for expenses(1)	1,296	914
Retention monies	72	69
Withholding and other taxes payable	834	587
Gratuity obligation - unamortised amount relating to plan amendment, current (refer to note 2.29)	4	4
Other payables(2)	63	36
Advances received from clients	21	20
Unearned revenue	606	726
Unpaid dividends	3	3
	4,071	2,827
(1) Includes dues to subsidiaries (refer to note 2.25)	8	34
(2) Includes dues to subsidiaries (refer to note 2.25)	3	33

2.7 SHORT-TERM PROVISIONS

in crore

Particulars	As at March 31,
	2014	2013
Provision for employee benefits
Unavailed leave	798	502
Others
Proposed dividend	2,469	1,550
Provision for
Tax on dividend	420	263
Income taxes (net of advance tax and TDS)	2,105	1,274
Post-sales client support and warranties and other provisions	325	199
	6,117	3,788

Provision for post-sales client support and warranties and other provisions

The movement in the provision for post-sales client support and warranties and other provisions is as follows :

in crore

Particulars	Year ended March 31,
	2014	2013
Balance at the beginning	199	123
Provision recognized / (reversal)	124	79
Provision utilised	–	–
Exchange difference during the period	2	(3)
Balance at the end	325	199

Provision for post-sales client support and other provisions are expected to be utilized over a period of 6 months to 1 year.

2.8 FIXED ASSETS

in crore, except as otherwise stated

Particulars	Original cost				Depreciation and amortization				Net book value
	As at April 1, 2013	Additions/ Adjustments during the year	Deductions/ Retirement during the year	As at March 31, 2014	As at April 1, 2013	For the year	Deductions/ Adjustments during the year	As at March 31, 2014	As at March 31, 2014	As at March 31, 2013
Tangible assets :
Land : Free-hold	492	290	1	781	–	–	–	–	781	492
Leasehold	348	1	–	349	–	–	–	–	349	348
Buildings (1)(2)	4,053	825	–	4,878	1,467	287	–	1,754	3,124	2,586
Plant and equipment (2)	779	312	1	1,090	547	125	1	671	419	232
Office equipment (2)	276	117	–	393	159	56	–	215	178	117
Computer equipment (2)(3)	1,525	672	19	2,178	1,053	520	19	1,554	624	472
Furniture and fixtures (2)	518	161	–	679	345	96	–	441	238	173
Vehicles	10	3	–	13	5	2	–	7	6	5
	8,001	2,381	21	10,361	3,576	1,086	20	4,642	5,719	4,425
Intangible assets :
Intellectual property rights	59	–	–	59	31	15	–	46	13	28
	59	–	–	59	31	15	–	46	13	28
Total	8,060	2,381	21	10,420	3,607	1,101	20	4,688	5,732	4,453
Previous year (4)	7,173	1,422	535	8,060	3,112	956	461	3,607	4,453

Notes:	(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
	(2)	Includes certain assets provided on cancellable operating lease to Infosys BPO, a subsidiary.
	(3)	Includes computer equipment having gross book value of 1 crore (net book value Nil) transferred from Infosys Consulting India Limited ( Refer note 2.26)
	(4)	During the year ended March 31, 2014 and March 31, 2013, certain assets which were old and not in use having gross book value of Nil and 521 crore respectively (net book value Nil) were retired.

Profit / (loss) on disposal of fixed assets during the year ended March 31, 2014 is less than 1 crore (less than 1crore for the year ended March 31, 2013 ).

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of some of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase. These amounts are disclosed as 'Land - leasehold' under 'Tangible assets' in the financial statements.

Tangible assets provided on operating lease to Infosys BPO, a subsidiary company, as at March 31, 2014 and March 31, 2013 are as follows:

in crore

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	49	32	17
	61	34	27
Plant	1	–	1
	–	–	–

The aggregate depreciation charged on the above assets during the year ended March 31, 2014 amounted to less than 3 crore ( 4 crore for the year ended March 31, 2013).

The rental income from Infosys BPO for the year ended March 31, 2014 amounted to 17 crore ( 17 crore for the year ended March 31, 2013 ).

2.9 LEASES

Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and the maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:

in crore

Particulars	Year ended March 31,
	2014	2013
Lease rentals recognized during the year	177	148

in crore

Lease obligations payable	As at March 31,
	2014	2013
Within one year of the balance sheet date	125	118
Due in a period between one year and five years	314	272
Due after five years	218	61

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.10 INVESTMENTS

in crore, except as otherwise stated

Particulars	As at March 31,
	2014	2013
Non-current investments
Long term investments - at cost
Trade (unquoted)
Investments in equity instruments of subsidiaries
Infosys BPO Limited
3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid	659	659
Infosys Technologies (China) Co. Limited	107	107
Infosys Technologies (Australia) Pty Limited
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid	66	66
Infosys Technologies, S. de R.L. de C.V., Mexico
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up	65	65
Infosys Technologies (Sweden) AB
1,000 (1,000) equity shares of SEK 100 par value, fully paid	–	–
Infosys Technologia DO Brasil LTDA
4,00,00,000 (4,00,00,000) shares of BRL 1.00 par value, fully paid	109	109
Infosys Technologies (Shanghai) Company Limited	234	234
Infosys Consulting India Limited
Nil (10,00,000) equity shares of 10/- each, fully paid	–	1
Infosys Public Services, Inc (refer to note 2.25)
3,50,00,000 (1,00,00,000) shares of USD 0.50 par value, fully paid	99	24
Lodestone Holding AG (refer to note 2.10.1 and 2.25)
23,350 (3,350) - Class A shares of CHF 1,000 each and 29,400 (29,400) - Class B Shares of CHF 100 each, fully paid up	1,323	1,187
Infosys Americas Inc (refer to note 2.25)
10,000 (Nil) shares of USD 10 per share, fully paid up	1	–
Edgeverve Systems Limited (refer to note 2.10.2 and 2.25)
10,00,000 equity shares of 10/- each, fully paid	1	–
	2,664	2,452
Others (unquoted) (refer to note 2.10.3)
Investments in equity instruments	6	6
Less: Provision for investments	2	2
	4	4
Others (quoted)
Investments in tax free bonds (refer to note 2.10.4)	1,300	308
	1,300	308
Total Non-current investments	3,968	2,764
Current portion of Long term investments
Quoted
Fixed Maturity Plans (refer to note 2.10.5)	100	–
	100	–
Current investments – at the lower of cost and fair value
Other current investments
Unquoted
Liquid mutual fund units (refer to note 2.10.6)	1,866	1,580
Certificates of deposit (refer to note 2.10.6)	783	–
	2,649	1,580
Total Current investments	2,749	1,580
Total Investments	6,717	4,344
Aggregate amount of quoted investments excluding interest accrued but not due of 48 crore included under Note 2.15 Short term Loans and advances	1,400	308
Market value of quoted investments	1,344	317
Aggregate amount of unquoted investments	5,319	4,038
Aggregate amount of provision made for non-current unquoted investments	2	2

2.10.1 Investment in Lodestone Holding AG

On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of 1,187 crore and a deferred consideration of upto 608 crore.

The deferred consideration is payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years. The investment in Lodestone has been recorded at the acquisition cost and the deferred consideration is being recognised on a proportionate basis over a period of three years from the date of acquisition. An amount of 228 crore and 85 crore representing the proportionate charge of the deferred consideration has been recognised as an expense during the year ended March 31, 2014 and March 31, 2013 respectively.

2.10.2 Investment in Edgeverve Systems Limited

On February 14, 2014, Infosys incorporated a wholly owned subsidiary called Edgeverve Systems Limited (Edgeverve). Edgeverve would focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with Egdeverve, subject to securing the requisite approval from shareholders in the ensuing Annual General Meeting scheduled on June 14, 2014.

2.10.3 Details of Investments

The details of non-current other investments in equity instruments as at March 31, 2014 and March 31, 2013 are as follows:

in crore

Particulars	As at March 31,
	2014	2013
OnMobile Systems Inc., (formerly Onscan Inc.) USA
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid, par value USD 0.001 each	4	4
Merasport Technologies Private Limited
2,420 (2,420) equity shares at 8,052/- each, fully paid, par value 10/- each	2	2
Global Innovation and Technology Alliance
5,000 (5,000) equity shares at 1,000/- each, fully paid, par value 1,000/- each	–	–
	6	6
Less: Provision for investment	2	2
	4	4

2.10.4 Details of Investments in tax free bonds

The balances held in tax free bonds as at March 31, 2014 and March 31, 2013 is as follows:

in crore

Particulars	Face Value	As at March 31, 2014			As at March 31, 2013
		Units	Amount	Units	Amount
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/-	20,00,000	201	–	–
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/-	21,00,000	211	20,00,000	201
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000/-	2,00,000	21	–	–
8.26% India Infrastructure Finance Company Limited Bonds 23AUG28	10,00,000/-	1,000	100	–	–
8.30% National Highways Authority of India Bonds 25JAN2027	1,000/-	5,00,000	53	5,00,000	53
8.35% National Highways Authority of India Bonds 22NOV2023	10,00,000/-	1,500	150	–	–
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000/-	2,000	200	–	–
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000/-	1,500	150	–	–
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000/-	450	45	–	–
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000/-	5,00,000	50	–	–
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/-	5,00,000	54	5,00,000	54
8.20% Power Finance Corporation Limited Bonds 2022	1,000/-	5,00,000	50	–	–
8.00% Indian Railway Finance Corporation Limited Bonds 2022	1,000/-	1,50,000	15	–	–
		64,56,450	1,300	30,00,000	308

2.10.5 Details of Investments in Fixed Maturity Plans

The balances held in Fixed Maturity Plans as at March 31, 2014 is as follows:

in crore

Particulars	Units	Amount
UTI - Fixed Term Income Fund Series - XVII –XIII	2,50,00,000	25
HDFC Fixed Maturity Plans - Series 29	2,50,00,000	25
DSP BlackRock FMP Series 146 12M - Dir - Growth	2,50,00,000	25
DSP Black Rock FMP Series 151 12M - Dir - Growth	2,50,00,000	25
	10,00,00,000	100

There were no balances held in Fixed Maturity Plans as at March 31, 2013.

2.10.6 Details of Investments in liquid mutual fund units and certificate of deposits

The balances held in liquid mutual fund units as at March 31, 2014 is as follows:

 in crore

Particulars	Units	Amount
SBI Premier Liquid Fund - Direct Plan - Daily Dividend Reinvestment	14,96,454	150
IDFC Cash Fund Daily Dividend - Direct Plan	23,95,149	240
Tata Liquid Fund Direct Plan - Daily Dividend	24,61,026	274
HDFC Liquid Fund-Direct Plan- Daily Dividend Reinvestment	33,44,09,159	341
Religare Invesco Liquid Fund-Direct Plan Daily Dividend	12,704	1
Reliance Liquidity Fund-Direct Plan Daily Dividend Reinvestment Option	35,45,234	355
L & T Liquid Fund Direct Plan - Daily Dividend Reinvestment	14,82,628	150
UTI Liquid Cash Plan - Institutional - Direct Plan - Daily Dividend Reinvestment	11,78,546	120
Birla Sun Life Floating Rate Fund-STP-DD-Direct Reinvestment	2,34,93,259	235
	37,04,74,159	1,866

The balances held in certificate of deposits as at March 31, 2014 is as follows:

Particulars	Face value	Units	Amount
Oriental Bank of Commerce	100,000/-	48,500	454
IDBI Bank Limited	100,000/-	10,000	93
Corporation Bank	100,000/-	8,000	75
Union Bank of India	100,000/-	5,000	46
Indian Overseas Bank	100,000/-	5,000	46
HDFC Bank	100,000/-	5,000	46
Vijaya	100,000/-	2,500	23
		84,000	783

The balances held in liquid mutual fund units as at March 31, 2013 is as follows:

Particulars	Units	Amount
Tata Floater Fund Plan A -Daily Dividend - Direct Plan	24,10,062	242
Kotak Liquid Scheme Plan A- Daily Dividend - Direct Plan	2,77,271	34
Birla Sun Life Savings Fund-Daily Dividend Reinvestment - Direct Plan	4,10,12,872	410
ICICI Prudential Flexible Income - Daily Dividend - Direct Plan	1,22,52,481	130
UTI Treasury Advantage Fund - Institutional Plan - Daily Dividend - Direct Plan	58,42,445	584
DWS Ultra Short Term Fund -Institutional Plan-Daily Dividend - Direct Plan	17,99,62,153	180
	24,17,57,284	1,580

There were no balances held in certificates of deposit as at March 31, 2013.

2.11 LONG-TERM LOANS AND ADVANCES

in crore

Particulars	As at March 31,
	2014	2013
Unsecured, considered good
Capital advances	687	439
Electricity and other deposits	59	28
Rental deposits (1)	48	29
Other loans and advances
Advance income taxes (net of provisions)	1,417	1,019
Prepaid expenses	10	8
Loans and advances to employees
Housing and other loans	6	6
	2,227	1,529
(1) Includes deposits with subsidiaries (refer to note 2.25)	21	–

2.12 OTHER NON-CURRENT ASSETS

in crore

Particulars	As at March 31,
	2014	2013
Others
Restricted deposits (refer to note 2.33)	43	–
Advance to gratuity trust (refer to note 2.29)	9	31
	52	31

2.13 TRADE RECEIVABLES (1)

in crore

Particulars	As at March 31,
	2014	2013
Debts outstanding for a period exceeding six months
Unsecured
Considered doubtful	135	61
Less: Provision for doubtful debts	135	61
	–	–
Other debts
Unsecured
Considered good (2)	7,336	6,365
Considered doubtful	61	24
	7,397	6,389
Less: Provision for doubtful debts	61	24
	7,336	6,365
	7,336	6,365
(1) Includes dues from companies where directors are interested	117	21
(2) Includes dues from subsidiaries (refer to note 2.25)	129	204

Provision for doubtful debts

Periodically, the Company evaluates all customer dues to the Company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer’s ability to settle. The Company normally provides for debtor dues outstanding for six months or longer from the invoice date, as at the Balance Sheet date. The Company pursues the recovery of the dues, in part or full.

2.14 CASH AND CASH EQUIVALENTS

in crore

Particulars	As at March 31,
	2014	2013
Cash on hand	–	–
Balances with banks
In current and deposit accounts	20,600	17,401
Others
Deposits with financial institutions	3,500	3,000
	24,100	20,401
Balances with banks in unpaid dividend accounts	3	3
Deposit accounts with more than 12 months maturity	182	181
Balances with banks held as margin money deposits against guarantees	200	189

Cash and cash equivalents as of March 31, 2014 and March 31, 2013 include restricted cash and bank balances of 203 crore and 192 crore, respectively. The restrictions are primarily on account of cash and bank balances held as margin money deposits against guarantees and unclaimed dividends.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:

in crore

Particulars	As at March 31,
	2014	2013
In current accounts
ANZ Bank, Taiwan	1	1
Bank of America, USA	632	751
Citibank NA, Australia	75	131
Citibank NA, Dubai	–	4
Citibank NA, India	2	13
Citibank NA, EEFC (U.S. Dollar account)	–	110
Citibank NA, Japan	11	16
Citibank NA, New Zealand	2	1
Citibank NA, South Africa	1	1
Citibank NA, Thailand	1	1
Deustche Bank, India	7	10
Deustche Bank-EEFC (Euro account)	8	21
Deustche Bank-EEFC (GBP account)	11	–
Deustche Bank-EEFC (AUD account)	8	–
Deustche Bank-EEFC (U.S. Dollar account)	63	64
Deutsche Bank, Belgium	12	10
Deutsche Bank, France	5	5
Deutsche Bank, Germany	33	14
Deutsche Bank, Netherlands	16	10
Deutsche Bank, Russia	1	2
Deutsche Bank, Russia (U.S. Dollar account)	13	–
Deutsche Bank, Singapore	10	1
Deutsche Bank, Spain	3	2
Deutsche Bank, Switzerland	3	1
Deutsche Bank, Switzerland (U.S. Dollar account)	2	–
Deutsche Bank, UK	73	69
Deutsche Bank-EEFC (Swiss Franc account)	1	2
HSBC, Hong Kong	2	–
ICICI Bank, India	31	44
ICICI Bank-EEFC (U.S. Dollar account)	8	9
Nordbanken, Sweden	13	2
Punjab National Bank, India	3	3
RBS, Denmark	–	1
Royal Bank of Canada, Canada	22	15
State Bank of India	9	–
The Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	–	1
	1,082	1,315

in crore

Particulars	As at March 31,
	2014	2013
In deposit accounts
Allahabad Bank	931	275
Andhra Bank	753	704
Axis Bank	1,000	1,000
Bank of Baroda	2,125	1,919
Bank of India	2,461	1,891
Canara Bank	2,046	1,891
Central Bank of India	1,500	1,262
Corporation Bank	1,054	699
Federal Bank	–	25
ICICI Bank	2,976	2,499
IDBI Bank	1,650	995
Indusind Bank	25	–
ING Vysya Bank	200	88
Indian Overseas Bank	700	441
Jammu and Kashmir Bank	25	25
Kotak Mahindra Bank	25	200
Oriental Bank of Commerce	86	750
Ratnakar Bank	–	5
State Bank of Hyderabad	–	700
South Indian Bank	–	25
Syndicate Bank	783	–
Vijaya Bank	775	300
Yes Bank	200	200
	19,315	15,894
In unpaid dividend accounts
HDFC Bank - Unclaimed dividend account	1	1
ICICI bank - Unclaimed dividend account	2	2
	3	3
In margin money deposits against guarantees
Canara Bank	142	130
ICICI Bank	–	1
State Bank of India	58	58
	200	189
Deposits with financial institutions
HDFC Limited	3,500	3,000
	3,500	3,000
Total cash and cash equivalents as per Balance Sheet	24,100	20,401

2.15 SHORT-TERM LOANS AND ADVANCES

in crore

Particulars	As at March 31,
	2014	2013
Unsecured, considered good
Loans to subsidiary (refer to note 2.25)	36	184
Others
Advances
Prepaid expenses	98	57
For supply of goods and rendering of services	72	46
Withholding and other taxes receivable	987	732
Others(1)	20	12
	1,213	1,031
Restricted deposits (refer to note 2.33)	934	724
Unbilled revenues(2)	2,392	2,217
Interest accrued but not due	92	91
Loans and advances to employees
Housing and other loans	64	62
Salary advances	127	125
Electricity and other deposits	8	31
Mark-to-market forward and options contracts	217	88
Rental deposits(3)	5	23
	5,052	4,392
Unsecured, considered doubtful
Loans and advances to employees	6	6
	5,058	4,398
Less: Provision for doubtful loans and advances to employees	6	6
	5,052	4,392
(1) Includes dues from subsidiaries (refer to note 2.25)	13	10
(2) Includes dues from subsidiaries (refer to note 2.25)	–	5
(3) Includes deposits with subsidiaries (refer to note 2.25)	–	21

2.16 INCOME FROM SOFTWARE SERVICES AND PRODUCTS

in crore

Particulars	Year ended March 31,
	2014	2013
Income from software services	42,531	35,163
Income from software products	1,810	1,602
	44,341	36,765

2.17 OTHER INCOME

in crore

Particulars	Year ended March 31,
	2014	2013
Interest received on deposits with banks and others	2,135	1,714
Dividend received on investment in mutual fund units	137	217
Miscellaneous income, net	26	27
Gains / (losses) on foreign currency, net	278	257
	2,576	2,215

2.18 EXPENSES

in crore

Particulars	Year ended March 31,
	2014	2013
Employee benefit expenses
Salaries and bonus including overseas staff expenses	23,852	19,523
Contribution to provident and other funds	432	378
Staff welfare	66	31
	24,350	19,932
Cost of technical sub-contractors
Technical sub-contractors - subsidiaries	1,451	500
Technical sub-contractors - others	1,145	1,231
	2,596	1,731
Travel expenses
Overseas travel expenses	1,186	1,174
Traveling and conveyance	101	107
	1,287	1,281
Cost of software packages and others
For own use	726	585
Third party items bought for service delivery to clients	194	149
	920	734
Communication expenses
Telephone charges	232	214
Communication expenses	97	75
	329	289

in crore

Particulars	Year ended March 31,
	2014	2013
Other expenses
Office maintenance	315	262
Power and fuel	181	180
Brand building	77	84
Rent	177	148
Rates and taxes, excluding taxes on income	89	69
Repairs to building	40	38
Repairs to plant and machinery	41	40
Computer maintenance	90	69
Consumables	21	22
Insurance charges	34	34
Research grants	8	9
Marketing expenses	31	29
Commission charges	38	32
Printing and Stationery	14	11
Professional membership and seminar participation fees	16	16
Postage and courier	21	11
Advertisements	1	5
Provision for post-sales client support and warranties	36	79
Commission to non-whole time directors	8	8
Freight charges	1	1
Provision for bad and doubtful debts and advances	126	30
Books and periodicals	4	3
Auditor's remuneration
Statutory audit fees	1	1
Other services	–	1
Bank charges and commission	6	3
Miscellaneous expenses	23	(2)
Donations	12	11
Others	219	–
	1,630	1,194

2.19 TAX EXPENSE

in crore

	Year ended March 31,
	2014	2013
Current tax
Income tax	4,063	3,361
Deferred tax	(255)	(120)
	3,808	3,241

During the year ended March 31, 2014 and March 31, 2013 the company had a reversal of 19 crore (net of provisions) and provision of 6 crore (net of reversals) pertaining to tax relating to prior years.

Income taxes

The provision for taxation includes tax liabilities in India on the Company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks ('STPs') and Special Economic Zones ('SEZs'). Income from STPs were tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

2.20 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

in crore

Particulars	As at March 31,
	2014		2013
Contingent liabilities :
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		24		19
Claims against the Company, not acknowledged as debts(1)		169		535
[Net of amount paid to statutory authorities 1,716 crore (1,114 crore)]
Commitments :
Estimated amount of unexecuted capital contracts
(net of advances and deposits)		827		1,139
	in million	in crore	in million	in crore
Forward contracts outstanding
In USD	724	4,338	814	4,419
In Euro	49	405	50	348
In GBP	73	732	55	453
In AUD	75	415	70	396
Option Outstanding
In USD	20	120	–	–
		6,010		5,616

(1) Claims against the company not acknowledged as debts include demands from the Indian Income tax authorities for payment of additional tax of 1,548 crore (1,088 crore), including interest of 430 crore (313 crore) upon completion of their tax review for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009. These income tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007, fiscal 2008 and fiscal 2009 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income tax ( Appeals), Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process.The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

As of the Balance Sheet date, the Company's net foreign currency exposures that are not hedged by a derivative instrument or otherwise is Nil (1,189 crore as at March 31, 2013).

The foreign exchange forward & options contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

in crore

Particulars	As at March 31,
	2014	2013
Not later than one month	1,137	945
Later than one month and not later than three months	2,674	1,701
Later than three months and not later than one year	2,199	2,970
	6,010	5,616

The Company recognized a gain on derivative financial instruments of 217 crore and 68 crore during the year ended March 31, 2014 and March 31, 2013, respectively, which is included in other income.

2.21 QUANTITATIVE DETAILS

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 5 (viii)(c) of general instructions for preparation of the statement of profit and loss as per revised Schedule VI to the Companies Act, 1956.

2.22 IMPORTS (VALUED ON THE COST, INSURANCE AND FREIGHT BASIS)

 in crore

Particulars	Year ended March 31,
	2014	2013
Capital goods	374	307
Software packages	3	3
	377	310

2.23 ACTIVITY IN FOREIGN CURRENCY

in crore

Particulars	Year ended March 31,
	2014	2013
Earnings in foreign currency
Income from software services and products	43,150	36,020
Interest received from banks and others	7	4
Dividend received from subsidiary	–	83
	43,157	36,107
Expenditure in foreign currency
Overseas travel expenses (including visa charges)	990	996
Professional charges	513	368
Technical sub-contractors - subsidiaries	1,299	382
Overseas salaries and incentives	16,523	13,164
Other expenditure incurred overseas for software development	2,075	1,924
	21,400	16,834
Net earnings in foreign currency	21,757	19,273

2.24 DIVIDENDS REMITTED IN FOREIGN CURRENCIES

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

The particulars of dividends remitted are as follows:

in crore

Particulars	Number of Non-resident share holders	Number of shares to which the dividends relate	Year ended March 31,
			2014	2013
Interim dividend for fiscal 2014	2	8,76,42,560	175	–
Final dividend for fiscal 2013	2	7,19,18,545	194	–
Interim dividend for fiscal 2013	3	6,45,41,612	–	97
Special dividend for fiscal 2012 - 10 years of Infosys BPO operations	4	7,73,18,432	–	77
Final dividend for fiscal 2012	4	7,73,18,432	–	170

2.25 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holding as at March 31,
		2014	2013
Infosys BPO	India	99.98%	99.98%
Infosys China	China	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai	China	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Public Services	U.S.A	100%	100%
Infosys Consulting India Limited (1)	India	–	100%
Infosys Americas (2)	U.S.A	100%	–
Infosys BPO s. r. o (3)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o (3)	Poland	99.98%	99.98%
Infosys BPO S.de R.L. de.C.V (3)(15)	Mexico	–	–
Infosys McCamish Systems LLC (Formerly known as McCamish Systems LLC) (3)	U.S.A	99.98%	99.98%
Portland Group Pty Ltd (3)(4)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd (10)	Australia	99.98%	99.98%
Infosys Australia (5)	Australia	100%	100%
Edgeverve Systems Limited (14)	India	100%	–
Lodestone Holding AG(6)	Switzerland	100%	100%
Lodestone Management Consultants (Canada) Inc. (7)(13)	Canada	100%	100%
Lodestone Management Consultants Inc. (7)	U.S.A	100%	100%
Lodestone Management Consultants Pty Limited (7)	Australia	100%	100%
Lodestone Management Consultants (Asia Pacific) Limited (7)(8)	Thailand	–	–
Lodestone Management Consultants AG (7)	Switzerland	100%	100%
Lodestone Augmentis AG (12)	Switzerland	100%	100%
Hafner Bauer & Ödman GmbH (7)	Switzerland	100%	100%
Lodestone Management Consultants (Belgium) S.A. (9)	Belgium	99.90%	99.90%
Lodestone Management Consultants GmbH (7)	Germany	100%	100%
Lodestone Management Consultants Pte Ltd. (7)	Singapore	100%	100%
Lodestone Management Consultants SAS (7)	France	100%	100%
Lodestone Management Consultants s.r.o. (7)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (7)	Austria	100%	100%
Lodestone Management Consultants China Co., Ltd. (7)	China	100%	100%
Lodestone Management Consultants Ltd. (7)	UK	100%	100%
Lodestone Management Consultants B.V. (7)	Netherlands	100%	100%
Lodestone Management Consultants Ltda. (9)	Brazil	99.99%	99.99%
Lodestone Management Consultants Sp. z.o.o. (7)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (7)	Portugal	100%	100%
S.C. Lodestone Management Consultants S.R.L. (7)	Romania	100%	100%
Lodestone Management Consultants S.R.L. (7)(11)	Argentina	100%	100%

(1)	Refer Note 2.26
(2)	Incorporated effective June 25, 2013
(3)	Wholly owned subsidiaries of Infosys BPO.
(4)	On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd
(5)	Under liquidation
(6)	On October 22, 2012, Infosys acquired 100% voting interest in Lodestone Holding AG
(7)	Wholly owned subsidiaries of Lodestone Holding AG acquired on October 22, 2012
(8)	Liquidated effective February 14, 2013
(9)	Majority owned and controlled subsidiaries of Lodestone Holding AG acquired on October 22, 2012
(10)	Wholly owned subsidiary of Portland Group Pty Ltd. Under liquidation.
(11)	Incorporated effective January 10, 2013
(12)	Wholly owned subsidiary of Lodestone Management Consultants AG
(13)	Liquidated effective December 31, 2013
(14)	Incorporated effective February 14, 2014 (Refer note 2.10.2)
(15)	Incorporated effective February 14, 2014

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Science Foundation	India	Controlled trust

List of key management personnel

Whole time directors	Executive council members (*)
N. R. Narayana Murthy (appointed effective June 1, 2013)	U. Ramadas Kamath
S. Gopalakrishnan	Chandrashekar Kakal (resigning effective April 18, 2014)
S. D. Shibulal	Nandita Gurjar
Srinath Batni	Stephen R. Pratt (resigned effective January 31, 2014)
V. Balakrishnan (resigned effective December 31, 2013)	Basab Pradhan (resigned effective July 12, 2013)
Ashok Vemuri (resigned effective September 12, 2013)	Prasad Thrikutam
B. G. Srinivas	Rajiv Bansal (effective November 1, 2012).
U B Pravin Rao (appointed effective January 10, 2014)	Srikantan Moorthy (effective April 1, 2013)
Sanjay Purohit (effective April 1, 2013)
Non-whole-time directors	Ranganath D Mavinakere (effective August 19, 2013)
K.V.Kamath	Binod Hampapur Rangadore (effective August 19, 2013)
Deepak M. Satwalekar (retired effective November 13, 2013)	Nithyanandan Radhakrishnan (effective August 19, 2013)
Dr. Omkar Goswami	Dheeshjith VG (Jith) (effective November 1, 2013)
David L. Boyles (retired effective January 17, 2014)	Ganesh Gopalakrishnan (effective November 1, 2013)
Sridar A. Iyengar (retired effective August 13, 2012)	Haragopal Mangipudi (effective November 1, 2013)
Prof. Jeffrey S. Lehman	Jackie Korhonen (effective November 1, 2013)
R. Seshasayee	Manish Tandon (effective November 1, 2013)
Ann M. Fudge	Muralikrishna K (effective November 1, 2013)
Ravi Venkatesan	Ravi Kumar S (effective November 1, 2013)
Leo Puri (appointed effective April 11, 2013 and resigned effective August 14, 2013)	Sanjay Jalona (effective November 1, 2013)
Kiran Mazumdar Shaw (appointed effective January 10, 2014)	Subrahmanyam Goparaju (resigned effective December 27, 2013)

Chief Risk Officer and Company Secretary
Parvatheesam K

(*) Executive Council dissolved effective April 1, 2014

The details of amounts due to or due from as at March 31, 2014 and March 31, 2013 are as follows:

 in crore

Particulars	As at March 31,
	2014	2013
Trade Receivables
Infosys China	8	4
Infosys Mexico.	2	–
Infosys Brasil	4	–
Infosys BPO (Including subsidiaries)	1	40
Lodestone Holding AG (including subsidiaries)	16	–
Infosys Public Services	98	160
	129	204
Loans
Infosys Public Services	–	68
Infosys Brasil	36	–
Lodestone Holding AG	–	116
	36	184
Other receivables
Infosys BPO (Including subsidiaries)	2	9
Infosys Sweden	5	–
Infosys Public Services	2	–
Lodestone Holding AG (including subsidiaries)	4	1
	13	10
Unbilled revenues
Infosys Public Services	–	5
	–	5
Trade payables
Infosys China	14	9
Infosys BPO (Including subsidiaries)	4	72
Infosys Mexico	1	1
Infosys Sweden	6	–
Lodestone Holding AG (including subsidiaries)	4	–
Infosys Brasil	1	–
	30	82
Other payables
Infosys BPO (Including subsidiaries)	3	10
Infosys China	(12)	–
Infosys Mexico	2	–
Lodestone Holding AG (including subsidiaries)	4	21
Infosys Consulting India	–	2
Infosys Brasil	6	–
	3	33
Provision for expenses
Infosys BPO (Including subsidiaries)	2	1
Lodestone Holding AG (including subsidiaries)	6	33
	8	34
Rental Deposit given for shared services
Infosys BPO	21	21
Rental Deposit taken for shared services
Infosys BPO	27	27

Particulars	Maximum amount outstanding during
	2014	2013
Loans and advances in the nature of loans given to subsidiaries :
Infosys Public Services	71	68
Infosys Brasil	35	–
Lodestone Holding AG	124	116

The details of the related party transactions entered into by the Company, in addition to the lease commitments described in note 2.8, for the year ended March 31, 2014 and March 31, 2013 are as follows:

in crore

Particulars	Year ended March 31,
	2014	2013
Capital transactions:
Financing transactions
Infosys Shanghai	–	141
Infosys Mexico	–	11
Infosys Brasil	–	49
Lodestone Holding AG	136	1,187
Infosys Americas	1	–
Infosys Public Services	75	–
Edgeverve	1	–
	213	1,388
Loans
Infosys Public Services	(75)	66
Infosys Brasil	33	–
Lodestone Holding AG	(136)	118
	(178)	184
Revenue transactions:
Purchase of services
Infosys Australia	–	2
Infosys China	225	238
Lodestone Holding AG (including subsidiaries)	1,020	104
Infosys BPO (Including subsidiaries)	180	135
Infosys Sweden	10	6
Infosys Mexico	12	13
Infosys Brasil	4	2
	1,451	500
Purchase of shared services including facilities and personnel
Infosys BPO (including subsidiaries)	74	72
	74	72
Interest income
Lodestone Holding AG	4	2
Infosys Public Services	5	1
Infosys Brasil	1	–
	10	3
Sale of services
Infosys Australia	–	1
Infosys China	9	1
Infosys Mexico	9	1
Lodestone Holding AG (including subsidiaries)	16	–
Infosys Brasil	4	–
Infosys BPO (including subsidiaries)	71	58
Infosys Public Services	577	439
	686	500
Sale of shared services including facilities and personnel
Infosys BPO (including subsidiaries)	36	39
	36	39
Dividend Income
Infosys Australia	–	83
	–	83

During the year ended March 31, 2014, an amount of 9 crore (10 crore for the year ended March 31, 2013) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

The table below describes the compensation to key managerial personnel which comprise directors and members of executive council:

 in crore

Particulars	Year ended March 31,
	2014	2013
Salaries and other employee benefits to whole-time directors and members of executive council (1)	56	41
Commission and other benefits to non-executive / independent directors	9	9
Total compensation to key managerial personnel	65	50
(1) Includes a one time earn out payment of 6 crore made to Stephen Pratt during the year ended March 31, 2013.

2.26 Merger of Infosys Consulting India Limited

The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012. ICIL was a wholly owned subsidiary of Infosys Limited and was engaged in software related consultancy services. The merger of ICIL into Infosys Limited has been accounted for under pooling of interest method referred to in Accounting Standard 14, Accounting for Amalgamation (AS-14).

All the assets and liabilities of ICIL on and after the appointed date and prior to the effective date have been transferred to Infosys Limited on a going concern basis. As ICIL was a wholly owned subsidiary of Infosys Limited, no shares have been allotted to the shareholders upon the scheme becoming effective.

2.27 RESEARCH AND DEVELOPMENT EXPENDITURE

in crore

Particulars	Year ended March 31,
	2014	2013
Expenditure at Department of Scientific and Industrial Research (DSIR) approved R&D centers (eligible for weighted deduction) (1)
Capital Expenditure	–	3
Revenue Expenditure	261	247
Other R&D Expenditure
Capital Expenditure	–	3
Revenue Expenditure	612	660
Total R&D Expenditure
Capital Expenditure	–	6
Revenue Expenditure	873	907

(1) DSIR has accorded weighted deduction approval for Finacle and Infosys labs R&D centers of Infosys located at Bangalore, Bhubaneswar, Chandigarh, Chennai, Hyderabad, Mysore, Pune and Trivandrum locations. The approval is effective 23rd November 2011.

The eligible R&D revenue and capital expenditure are 261 crore and Nil for the Year ended March 31, 2014 and 247 crore and 3 crore towards revenue and capital expenditure for the year ended March 31, 2013.

2.28 SEGMENT REPORTING

The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Effective quarter ended March 31, 2014 , the Company reorganized its business to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization there were changes effected in the reportable segments based on the "management approach" as laid down in AS 17, Segment reporting and an additional segment, Life Sciences and Healthcare was identified.The Chief Executive Officer evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Company are primarily enterprises in Financial Services and Insurance (FSI), enterprises in Manufacturing (MFG), enterprises in the Energy & utilities, Communication and Services (ECS) and enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in Life Sciences and Healthcare (LSH). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Year ended March 31, 2014 and March 31, 2013:

in crore

Particulars	FSI	MFG	ECS	RCL	LSH	Total
Income from software services and products	15,374	9,434	8,862	8,106	2,565	44,341
	12,775	7,657	7,506	6,812	2,015	36,765
Identifiable operating expenses	7,413	4,835	4,088	3,991	1,348	21,675
	5,767	3,751	3,378	3,012	918	16,826
Allocated expenses	3,408	2,194	2,057	1,884	596	10,139
	3,032	1,880	1,844	1,673	495	8,924
Segmental operating income	4,553	2,405	2,717	2,231	621	12,527
	3,976	2,026	2,284	2,127	602	11,015
Unallocable expenses						1,101
						956
Other income, net						2,576
						2,215
Profit before exceptional item and tax						14,002
						12,274
Exceptional item-Dividend Income						–
						83
Profit before tax						14,002
						12,357
Tax expense						3,808
						3,241
Profit after taxes and exceptional item						10,194
						9,116

Geographic Segments

Year ended March 31, 2014 and March 31, 2013:

 in crore

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	27,963	9,800	1,278	5,300	44,341
	23,454	8,026	833	4,452	36,765
Identifiable operating expenses	13,624	5,021	621	2,409	21,675
	10,699	3,733	472	1,922	16,826
Allocated expenses	6,577	2,210	249	1,103	10,139
	5,758	1,949	179	1,038	8,924
Segmental operating income	7,762	2,569	408	1,788	12,527
	6,997	2,344	182	1,492	11,015
Unallocable expenses					1,101
					956
Other income, net					2,576
					2,215
Profit before exceptional item and tax					14,002
					12,274
Exceptional item-Dividend Income					–
					83
Profit before tax					14,002
					12,357
Tax expense					3,808
					3,241
Profit after taxes and exceptional item					10,194
					9,116

2.29 GRATUITY PLAN

The following table set out the status of the Gratuity Plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :

in crore

Particulars	As at March 31,
	2014	2013	2012	2011	2010
Obligations at year beginning	612	569	459	308	256
Service cost	94	183	143	171	72
Interest cost	45	35	37	24	19
Transfer of obligation on amalgamation (refer to note 2.26)	3	–	–	–	(2)
Actuarial (gain)/loss	8	(23)	(6)	15	(4)
Benefits paid	(94)	(83)	(64)	(59)	(33)
Curtailment gain	–	(69)	–	–	–
Obligations at year end	668	612	569	459	308
Defined benefit obligation liability as at the balance sheet date is fully funded by the Company.
Change in plan assets
Plan assets at year beginning, at fair value	643	582	459	310	256
Expected return on plan assets	59	57	47	34	24
Actuarial gain/(loss)	(3)	1	–	1	1
Contributions	70	86	140	173	62
Benefits paid	(94)	(83)	(64)	(59)	(33)
Transfer of plan assets on amalgamation (refer to note 2.26)	2	–	–	–	–
Plan assets at year end at fair value	677	643	582	459	310
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year	677	643	582	459	310
Present value of the defined benefit obligations at the end of the year	668	612	569	459	308
Asset recognized in the balance sheet	9	31	13	–	2
Assumptions
Interest rate	9.20%	7.95%	8.57%	7.98%	7.82%
Estimated rate of return on plan assets	9.55%	9.51%	9.45%	9.36%	9.00%
Weighted expected rate of salary increase	8.00%	7.27%	7.27%	7.27%	7.27%

Experience adjustments:

in crore

Particulars	As at March 31,
	2014	2013	2012	2011	2010
Experience adjustments on plan liabilities	14	–	–	1	4
Experience adjustments on plan assets	3	(49)	13	18	11

Net gratuity cost for the year ended March 31, 2014 and March 31, 2013 comprises of the following components:

in crore

Particulars	Year ended March 31,
	2014	2013
Gratuity cost for the year
Service cost	94	183
Interest cost	45	35
Expected return on plan assets	(59)	(57)
Actuarial (gain)/loss	11	(24)
Curtailment	–	(69)
Plan amendment amortization	(4)	(4)
Net gratuity cost	87	64
Actual return on plan assets	56	58

Gratuity cost, as disclosed above, is included under Employee benefit expenses and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

During the year ended March 31, 2010, a reimbursement obligation of 2 crore has been recognized towards settlement of gratuity liability of Infosys Consulting India Limited (ICIL). This has been offset pursuant to transfer of all assets and liabilities of ICIL on account of merger.

As at March 31, 2014 and March 31, 2013, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Company expects to contribute 110 crore to the gratuity trust during the fiscal 2015.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by 37 crore, which is being amortised on a straight line basis to the statement of profit and loss over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2014 and March 31, 2013 amounts to 11 crore and 15 crore, respectively and disclosed under 'Other long-term liabilities' and 'other current liabilities'.

The company has aligned the gratuity entitlement for majority of its employees prospectively to the Payment of Gratuity Act. This amendment has resulted in a curtailment gain of 69 crores for the year ended March 31, 2013 which has been recognized in the statement of profit and loss for the year ended March 31, 2013.

2.30 PROVIDENT FUND

The Company contributed 262 crore towards provident fund during the year ended March 31, 2014, respectively ( 240 crore during the year ended March 31, 2013).

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the below provided assumptions there is no shortfall as at March 31, 2014, March 31, 2013, March 31, 2012, March 31, 2011 and March 31, 2010.

The details of fund and plan asset position are given below:

in crore

Particulars	As at March 31,
	2014	2013	2012	2011	2010
Plan assets at year end, at fair value	2,817	2,399	1,816	1,579	1,295
Present value of benefit obligation at year end	2,817	2,399	1,816	1,579	1,295
Asset recognized in balance sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at March 31,
	2014	2013	2012	2011	2010
Government of India (GOI) bond yield	9.20%	7.95%	8.57%	7.98%	7.83%
Remaining term of maturity	8 years	8 years	8 years	7 years	7 years
Expected guaranteed interest rate	8.75%	8.25%	8.25%	9.50%	8.50%

2.31 SUPERANNUATION

The Company contributed 202 crore to the superannuation trust during the year ended March 31, 2014, (176 crore during the year ended March 31, 2013).

2.32 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Particulars	Year ended March 31,
	2014	2013
Number of shares considered as basic weighted average shares outstanding	57,14,02,566	57,42,32,838
Add: Effect of dilutive issues of shares/stock options	–	853
Number of shares considered as weighted average shares and potential shares outstanding	57,14,02,566	57,42,33,691

2.33 RESTRICTED DEPOSITS

Restricted deposits as at March 31, 2014 include 977 crore (724 crore as at March 31, 2013) deposited with financial institutions to settle employee-related obligations as and when they arise during the normal course of business. This amount is considered as restricted and is hence not considered 'cash and cash equivalents'.

2.34 DUES TO MICRO SMALL AND MEDIUM ENTERPRISES

As at March 31, 2014, 1 crore is outstanding to micro and small enterprises. There are no interests due or outstanding on the same. The Company has no dues to micro and small enterprises during the quarter and year ended March 31, 2013.

2.35 LITIGATION

On May 23, 2011, the company received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena required that the company provide to the grand jury certain documents and records related to its sponsorships for, and uses of, B1 business visas. The company complied with the subpoena. In connection with the subpoena, during a meeting with the United States Attorney's Office for the Eastern District of Texas, the company was advised that it and certain of its employees are targets of the grand jury investigation.

In addition, the U.S. Department of Homeland Security (“DHS”) reviewed the company's employer eligibility verifications on Form I-9 with respect to its employees working in the United States. In connection with this review, the company was advised that the DHS has found errors in a significant percentage of its Forms I-9 that the DHS has reviewed, and may impose fines and penalties on the company related to such alleged errors.

On October 30, 2013, the company settled the foregoing matters and entered into a Settlement Agreement (“Settlement Agreement”) with the U.S. Attorney, the DHS and the United States Department of State (“State,” and collectively with the U.S. Attorney and the DHS, the “United States”).

In the Settlement Agreement, the company denied and disputed all allegations made by the United States, except for the allegation that the company failed to maintain accurate Forms I-9 records for many of its foreign nationals in the United States in 2010 and 2011 as required by law, and that such failure constituted civil violations of certain laws.

Under the Settlement Agreement, the company agreed, among other things, that

•	the company will pay to the United States an aggregate amount equal to 213 crore;
•	the company will retain, for a period of two years from the date of the Settlement Agreement, an independent third-party auditor or auditing firm at its expense which will annually review and report on its Forms I-9 compliance, which reports shall be submitted to the U.S. Attorney; and
•	within 60 days after the first anniversary of the Settlement Agreement, the company will furnish a report to the U.S. Attorney concerning the company's compliance with its internal B-1 visa use policies, standards of conduct, internal controls and disciplinary procedures.

In return, the United States agreed, among other things, that:

•	the United States will file a motion to dismiss with prejudice the complaint it will file in the United States District Court for the Eastern District of Texas relating to allegations made by the United States regarding the company's compliance with laws regulating H1-B and B-1 visas and Forms I-9 (the “Alleged Conduct”);
•	the United States will not use the Alleged Conduct to revoke any existing visas or petitions or deny future visas or petitions for the company's foreign nationals, and will evaluate each visa or petition on its own individual merits;
•	the United States will not use the Alleged Conduct to debar or suspend the company from any B-1 or H1-B immigration program, and the United States will not make any referrals to any government agencies for such debarment or suspension proceedings related to the Alleged Conduct; and
•	the United States will release the company and each of its current and former employees, directors, officers, agents and contractors from any civil, administrative or criminal claims the United States has or may have arising out of or pertaining to the Alleged Conduct, subject to certain exceptions specified in the Settlement Agreement.

Further, separate from, but related to the Settlement Agreement, U.S. Immigration and Customs Enforcement has confirmed that it will not impose debarment from any B-1 or H1-B immigration program on the company related to the Alleged Conduct.

The company recorded a charge (reserve) related to the Settlement Agreement including legal costs of 219 crore in the year ended March 31, 2014 related to the matters that were the subject of the Settlement Agreement. The legal costs were paid prior to December 31, 2013.

In addition, the company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company's results of operations or financial condition.

2.36 Exceptional Item

During the year ended March 31, 2013, the Company received dividend of 83 crore from its wholly owned subsidiary Infosys Australia. The tax on such dividend is 14 crore.

2.37 FUNCTION WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS

in crore

Statement of Profit and Loss account for the	Year ended March 31,
	2014	2013
Income from software services and products	44,341	36,765
Software development expenses	26,738	21,662
GROSS PROFIT	17,603	15,103
Selling and marketing expenses	2,390	1,870
General and administration expenses	2,686	2,218
	5,076	4,088
OPERATING PROFIT BEFORE DEPRECIATION	12,527	11,015
Depreciation and amortization	1,101	956
OPERATING PROFIT	11,426	10,059
Other income	2,576	2,215
PROFIT BEFORE EXCEPTIONAL ITEM AND TAX	14,002	12,274
Dividend income	–	83
PROFIT BEFORE TAX	14,002	12,357
Tax expense:
Current tax	4,063	3,361
Deferred tax	(255)	(120)
PROFIT FOR THE PERIOD	10,194	9,116

As per our report of even date attached

for B S R & Co. LLP	for Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W

Akhil Bansal Partner Membership No. 090906	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K.V.Kamath Director

	R.Seshasayee Director	Dr. Omkar Goswami Director	Prof. Jeffrey S. Lehman Director	Ravi Venkatesan Director

	Kiran Mazumdar –Shaw Director	Srinath Batni Director	B. G. Srinivas Director	U.B.Pravin Rao Director

Bangalore April 15, 2014	Rajiv Bansal Chief Financial Officer	Parvatheesam K Chief Risk Officer and Company Secretary